                                                Filed pursuant to Rule 424(b)(5)
                                                              File No. 333-55937

            Prospectus Supplement to Prospectus dated May 14, 1999.
                                  $350,000,000

                        Providian Financial Corporation

               3.25% Convertible Senior Notes due August 15, 2005

                                ----------------

      We are offering $350,000,000 of 3.25% Convertible Senior Notes due August 15, 2005. You may convert the convertible notes into shares of common stock of Providian Financial Corporation at any time prior to their maturity or their redemption or repurchase by Providian Financial Corporation. The conversion rate is 7.2446 shares per each $1,000 principal amount of convertible notes, subject to adjustment in certain circumstances. This is equivalent to an initial conversion price of approximately $138.0331 per share. Our common stock is listed under the symbol "PVN". On August 17, 2000, the last reported closing price for the common stock on the New York Stock Exchange was $108.6875 per share.

      We will pay interest on the convertible notes on February 15 and August 15 of each year. The first such payment will be made on February 15, 2001. The convertible notes will be issued only in denominations of $1,000 and integral multiples of $1,000.

      On or after August 20, 2003, we have the option to redeem the convertible notes at the redemption prices set forth in this prospectus supplement. You have the option to require us to repurchase any convertible notes held by you if there is a change of control, under the circumstances and at the price described in this prospectus supplement.

      The convertible notes are not savings accounts, deposits or other obligations of a bank. The convertible notes are not guaranteed by any bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

      See "Risk Factors" beginning on page S-10 of this prospectus supplement to read about important factors you should consider before purchasing the convertible notes.

                                ----------------

      Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the attached prospectus. Any representation to the contrary is a criminal offense.

                                ----------------

                                                          Per Note    Total
                                                          --------    -----
Initial public offering price............................  100.00% $350,000,000
Underwriting discount....................................    2.75% $  9,625,000
Proceeds, before expenses, to Providian Financial........   97.25% $340,375,000

      The offering price set forth above does not include accrued interest, if any. Interest on the convertible notes will accrue from the date of original issuance of the notes, expected to be August 23, 2000.

      To the extent that the underwriter sells more than $350,000,000 principal amount of convertible notes, the underwriter has the option to purchase up to an additional $52,500,000 principal amount of convertible notes from Providian Financial at the initial public offering price less the underwriting discount.

                                ----------------

      The underwriter expects to deliver the convertible notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on August 23, 2000.

                              Goldman, Sachs & Co.

                                ----------------

                  Prospectus Supplement dated August 17, 2000.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                          PROSPECTUS SUPPLEMENT SUMMARY

         This summary may not contain all of the information that may be important to you. You should read the entire prospectus supplement and accompanying prospectus as well as the information regarding us, including our consolidated financial statements and the accompanying notes, appearing elsewhere or incorporated by reference in this prospectus supplement and accompanying prospectus. All information in this prospectus supplement assumes the underwriter's overallotment option with respect to the convertible notes offering is not exercised unless otherwise stated.


                         PROVIDIAN FINANCIAL CORPORATION

Our Business

         We, operating through our subsidiaries, are a provider of lending and deposit products to customers throughout the United States and offer credit cards in the United Kingdom and Argentina. We serve a diversified market with our loan products which include credit cards and membership products. We also offer various deposit products. With $27 billion in assets under management and 14 million customers as of June 30, 2000, we ranked as the fifth largest bankcard issuer in the United States.

Recent Developments

         On June 28, 2000, we announced that we had reached a final settlement agreement with the Office of the Comptroller of the Currency, the San Francisco District Attorney's office and the California Attorney General, ending their inquiries into our business practices. We agreed to make certain business practice changes and to pay a one-time restitution to affected customers. During the quarter ended June 30, 2000, we recorded a net pre-tax charge of $272.6 million to non-interest expense on our consolidated statements of income, reflecting our estimated obligations under the settlement agreement.

         On February 29, 2000, we announced a realignment of resources previously dedicated to our home loan business. We have transitioned these resources, including employees and facilities, into our credit card and e-commerce businesses, which have experienced rapid growth and have greater potential returns. On June 16, 2000, we sold $1.5 billion of home equity loans which resulted in a one-time pre-tax gain of $64.7 million.

                                 THE OFFERING

Securities offered............. $350,000,000 aggregate principal amount of 3.25%
                                Convertible Senior Notes due August 15, 2005. We also have granted the underwriter an over-allotment option to purchase up to an additional $52,500,000 aggregate principal amount of convertible notes.

Offering....................... price 100% of the principal amount of the convertible notes, plus accrued interest, if any, from the date of original issuance of the convertible notes, expected to be August 23, 2000.

Interest....................... We will pay interest on the convertible notes semi-annually on February 15 and August 15 of each year, commencing on February 15, 2001.

Conversion..................... The convertible notes are convertible at the option of the holder into shares of our common stock, at any time before the close of business on the business day immediately preceding the maturity date, unless previously redeemed or repurchased, at a conversion rate of 7.2446 shares per $1,000 principal amount of convertible notes, subject to anti-dilution adjustment in some circumstances.

Optional redemption
by the Company................. On or after August 20, 2003, we have the right at any time to redeem some or all of your convertible notes at the redemption prices set forth in this prospectus supplement plus accrued and unpaid interest to the redemption date.

Repurchase at the option of
holders upon a change
of control..................... If we experience a change of control, as that term is defined in "Description of Convertible Notes -Repurchase at Option of Holders Upon a Change of Control", you will have the right, subject to conditions and restrictions, to require us to repurchase some or all of your convertible notes at a price equal to 100% of the principal amount, plus accrued and unpaid interest to the repurchase date.

Ranking........................ The convertible notes are general unsecured obligations of ours and will rank equally in right of payment with all of our other senior, unsecured debt obligations. The convertible notes will be effectively subordinated to all existing and future liabilities of our subsidiaries. As of June 30, 2000, our subsidiaries had approximately $782 million of debt outstanding that effectively ranked senior to the convertible notes.

Use of proceeds................ We intend to use the net proceeds from the sale of the convertible notes for general corporate purposes, which may include possible acquisitions, investments in securities and the reduction of debt of, and investments in, or extensions of credit to, our subsidiaries.

Events of Default.............. Events of default include:

                                o we fail to pay principal of or premium, if any, on any of the convertible notes when due

                                o  we fail to pay interest on any of the
                                   convertible notes when due and continuance of such default for 30 days

                                o  we fail to perform, or breach, certain
                                   covenants or warranties in the senior
                                   indenture with respect to the convertible notes and continuance of such default or breach for 60 days after written notice by the trustee or the holders of not less than 25% in aggregate principal amount of the convertible notes

                                o  we fail to convert any portion of the
                                   principal amount of a convertible note
                                   following the exercise by the holder of such convertible note of the right to convert such convertible note into common stock

                                o we fail to give a change of control notice or we fail to pay the change of control purchase price

                                o any event of default under any mortgage, indenture or other instrument under which any indebtedness for borrowed money in an aggregate principal amount exceeding $5,000,000 shall become due and payable, if such acceleration is not rescinded or annulled within 30 days after written notice as provided in the senior indenture

                                o  events of bankruptcy, insolvency or
                                   reorganization of the Company

Listing of convertible
notes.......................... The convertible notes will not be listed on any securities exchange or any automated quotation system or quoted on the New York Stock Exchange. The underwriter has advised us that it currently intends to make a market in the convertible notes. However, the underwriter is not obligated to do so, and any such market making may be discontinued at any time at the sole discretion of the underwriter without notice. Our common stock is traded on the New York Stock Exchange and the Pacific Exchange under the symbol "PVN".

Global note; book-entry
issuance, settlement and
clearance...................... We will issue the convertible notes only in book-entry form - that is as global notes registered in the name of The Depository Trust Company, New York, New York, or its nominee. The sale of the convertible notes will settle in immediately available funds through DTC. Investors may hold interests in a global note only through organizations that participate, directly or indirectly, in the DTC system. The convertible notes will be evidenced only by one or more global notes in fully registered form, without coupons, and will be deposited with the trustee for the convertible notes, as custodian for DTC.

Governing Law.................. The indenture and the convertible notes will be governed by the laws of the State of New York, without regard to conflicts of laws principles.

Risk Factors................... You should read the "Risk Factors" section, beginning on page S-10 of this prospectus supplement, as well as the other cautionary statements throughout the entire prospectus supplement and the accompanying prospectus, so that you understand the risks associated with an investment in the convertible notes.

                   Summary Consolidated Financial information

                                                Six Months Ended June 30,            Year Ended December 31,
                                             ------------------------------  ---------------------------------------
                                                      (unaudited)
                                                Actual       As Adjusted/1/
                                                 2000            2000              1999                 1998
                                             --------------  --------------  -----------------    ------------------
                                                          (Dollars in millions, except per share data)
INCOME STATEMENT DATA
Interest income:
     Loans                                      $1,170.9        $1,170.9          $1,559.3              $807.8
     Federal funds sold and resale
        agreements                                  51.3            51.3              34.3                14.1
     Other                                          59.3            59.3              30.7                20.7
                                             --------------  --------------  -----------------    ------------------
     Total interest income                       1,281.5         1,281.5           1,624.3               842.6

Interest expense:
     Deposits                                      387.3           387.3             356.8               204.4
     Borrowings                                     34.3            34.3              92.3                42.9
                                             --------------  --------------  -----------------    ------------------
     Total interest expense                        421.6           421.6             449.1               247.3

         Net interest income                       859.9           859.9           1,175.2               595.3

     Provision for credit losses                   734.8           734.8           1,099.1               545.9
                                             --------------  --------------  -----------------    ------------------

         Net interest income after provision
           for credit losses                       125.1           125.1              76.1                49.4

     Non-interest income                         1,551.3         1,486.7           2,412.5             1,266.2
     Non-interest expenses                       1,281.3         1,008.7           1,571.2               825.0
                                             --------------  --------------  -----------------    ------------------

         Income before income taxes                395.1           603.1             917.4               490.6

     Income tax expense                            158.0           241.2             367.1               194.2
                                             --------------  --------------  -----------------    ------------------

         Net Income                          $     237.1     $     361.9     $       550.3        $      296.4
                                             ==============  ==============  =================    ==================

     Basic earnings per share                $      1.67     $      2.55     $        3.89        $       2.09
                                             ==============  ==============  =================    ==================
     Earnings per share - assuming dilution  $      1.63     $      2.49     $        3.78        $       2.04
                                             ==============  ==============  =================    ==================

     Dividends paid per share                $      0.10     $      0.10     $        0.20        $       0.15
                                             ==============  ==============  =================    ==================

--------------------------------
1 Adjusted for one-time charge for settlement expenses and one-time net gain on sale of home equity loan portfolio. See "Providian Financial Corporation - Legal Proceedings" and "- Recent Operating Results" below.



                                                                June 30,                   December 31,
                                                             --------------- -----------------------------------------
                                                                (unaudited)
                                                                  2000              1999                  1998
                                                             --------------- --------------------  -------------------
                                                                   (Dollars in millions, except per share data)
BALANCE SHEET DATA
Cash and cash equivalents                                    $     303.5        $      182.9          $    176.3
Federal funds sold and resale agreements                         1,206.9             1,298.0               297.9
Investment securities                                            2,504.1               581.5               433.7
Loans receivable, less allowance for credit
   losses                                                       11,290.2            10,545.2             5,282.0
Premises and equipment, net                                        178.9               149.2                82.9
Interest receivable                                                129.7               108.1                51.8
Due from securitizations                                           610.0               614.2               454.4
Other assets                                                     1,018.7               861.8               452.2
                                                             --------------  --------------------  -------------------

        Total assets                                           $17,242.0           $14,340.9            $7,231.2
                                                             ==============  ====================  ===================


Deposits                                                       $13,172.7           $10,538.1            $4,672.3
Short-term borrowings                                                                  126.3               472.5
                                                                    50.3
Long-term borrowings                                                731.7              958.1               399.8
Deferred fees                                                       583.8              578.6               315.7
Accrued expenses and other liabilities                              961.6              647.3               407.7
                                                             --------------  --------------------  -------------------

        Total liabilities                                       15,500.1            12,848.4             6,268.0

Capital securities                                                 160.0               160.0               160.0
Total shareholders' equity                                       1,581.9             1,332.5               803.2
                                                             --------------  --------------------  -------------------

        Total liabilities and shareholders' equity             $17,242.0           $14,340.9            $7,231.2
                                                             ==============  ====================  ===================

                                                   Six Months Ended June 30,             Year Ended December 31,
                                              ------------------------------------  -----------------------------------
                                                          (unaudited)
                                                   Actual          As Adjusted/1/
                                                    2000               2000              1999               1998
                                              -----------------  -----------------  ----------------   ----------------
                                                            (Dollars in millions, except per share data)
FINANCIAL & STATISTICAL SUMMARY DATA
Earnings (Managed Basis):
     Net interest income                        $   1,348.1        $   1,348.1        $   2,108.3        $   1,361.9
     Non-interest income                            1,393.4            1,328.7            2,086.9            1,011.1
                                              -----------------  -----------------  ----------------   ----------------
              Total revenue                         2,741.5            2,676.8            4,195.2            2,373.0
     Provision for loan losses                      1,065.0            1,065.0            1,706.7            1,057.4
     Non-interest expense                           1,281.3            1,008.7            1,571.1              825.0
                                              -----------------  -----------------  ----------------   ----------------
              Income before taxes                     395.2              603.1              917.4              490.6
     Tax expense                                      158.1              241.2              367.1              194.2
                                              -----------------  -----------------  ----------------   ----------------
              Net income                        $     237.1        $     361.9        $     550.3        $     296.4
                                              =================  =================  ================   ================

Managed Financial Data:
     Period End:
     Consumer lending:
         Credit cards                           $  21,846          $  21,846          $  19,049          $  12,138
         Home loans                                   456                456              1,977              1,107
                                              -----------------  -----------------  ----------------   ----------------
              Total consumer lending            $  22,302          $  22,302          $  21,026          $  13,245
     Securitized loans                          $   9,745          $   9,745          $   9,416          $   7,504
     Total assets                               $  26,817          $  26,817          $  23,689          $  14,606
     Total capital (includes capital            $   1,742          $   1,742          $   1,492          $     963
        securities)
     Total equity                               $   1,582          $   1,582          $   1,332          $     803

Key Statistics:
     Managed:
         Net interest margin (earning assets)       10.54%             10.54%             11.92%             11.29%
         Net interest margin (loans)                12.13%             12.13%             12.33%             11.80%
         Return on assets                            1.78%              2.71%              3.02%              2.30%
         Return on equity                           31.47%             48.03%             52.37%             42.76%
         Membership services revenue            $    472.6        $     472.6        $     674.9        $     238.5
         Net credit losses                      $    806.8        $     806.8        $   1,143.9        $     867.5
         Net credit loss rate                        7.30%              7.30%              6.94%              7.58%
         Delinquency rate (30+ days)                 6.48%              6.48%              5.66%              5.33%
         Equity to managed assets                    5.90%              5.90%              5.62%              5.50%
     Reported:
         Reserves as a percent of loans             10.06%             10.06%              8.86%              7.86%
         Net credit loss rate                        7.67%              7.67%              6.38%              7.71%
         Delinquency rate (30+ days)                 8.16%              8.16%              6.82%              5.69%

Ratio of Earnings to Fixed Charges:                                                                   `
         Excluding interest on deposits              9.99              14.73               9.83              10.88
         Including interest on deposits              1.92               2.40               2.99               2.93

--------------------------------
1 Adjusted for one-time charge for settlement expenses and one-time net gain on sale of home equity loan portfolio. See "Providian Financial Corporation - Legal Proceedings" and "- Recent Operating Results" below.

                                 RISK FACTORS

         This section describes risks involved in purchasing our securities, including the convertible notes and our common stock. Before you invest in our securities, you should consider carefully the following risks, in addition to the other information presented in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus, in evaluating us and our business. Any of the following risks could seriously harm our business and financial results and cause the value of our securities to decline, which in turn could cause you to lose all or part of your investment.

Risks Related to our Business

Legal Proceedings

         We recently reached a settlement agreement with the Office of the Comptroller of the Currency, the San Francisco District Attorney's Office, and the California Attorney General, ending their inquiries into our business practices. We agreed to make certain business practice changes and to pay a one-time restitution to affected customers. During the quarter ended June 30, 2000, we recorded a net pre-tax charge of $272.6 million to non-interest expense on our consolidated statements of income, reflecting our estimated obligations under the settlement agreement. We continue to face a number of other lawsuits regarding our business practices. An informed assessment of the ultimate outcome or potential liability associated with lawsuits and other potential claims that could arise out of the alleged unfair business practices is not feasible at this time. Due to the uncertainties of litigation, there can be no assurance that we will prevail on all the claims made against us in the lawsuits or that similar or other proceedings will not be brought.

Intense Competition

         We face intense and increasingly aggressive competition from other consumer lenders in all of our product lines. Many of our competitors are substantially larger and have greater financial resources than us, and customer loyalty is often limited. Competitive practices, such as the offering of lower interest rates and fees and the offering of incentives to customers, could hurt our ability to attract and retain customers. Our success has also attracted new lenders to traditionally underserved markets such as the lower line credit card market, resulting in increased competition. As a result, the rate at which we originate new loans may decrease, or the rate at which customers repay their loans may increase, which could hurt our profitability.

         The Gramm-Leach-Bliley Act of 1999 (the GLB Act), which permits the affiliation of commercial banks, securities firms and insurance companies, may increase the number of competitors in the banking industry and the level of competition in providing banking products, including credit cards. To the extent that the GLB Act promotes competition or consolidation among financial service providers active in the consumer credit market, we could experience increased competition for customers, employees and funding. However, we are unable to predict at this time the scope or extent of any such impact.

         In October 1998, the U.S. Justice Department filed a complaint against MasterCard International Incorporated, Visa U.S.A., Inc. and Visa International, Inc., asserting that duality (the overlapping ownership and control of both the MasterCard and Visa associations by the same group of banks) restrains competition between Visa and MasterCard in the market for general purpose credit card products and networks in violation of the antitrust laws. The government seeks as relief that only member banks "dedicated" to one association be permitted to participate in the governance of that association. In addition, the complaint challenges the rules adopted by both MasterCard and Visa that restrict member banks from joining American Express, Discover/Novus or other competing networks. MasterCard and Visa have stated that they consider the suit without merit, and have denied the allegations of the complaint. Neither the ultimate outcome of this litigation nor its effect on the competitive environment in the credit card industry if the lawsuit succeeds can be predicted with any certainty.

Increased Delinquencies and Credit Losses

         The delinquency rate on our consumer loans, as well as the rate at which our consumer loans are charged off as uncollectible (referred to as the credit loss rate), may increase, depending on a number of factors, including (i) an increase in balances outstanding under lower line credit card products, which generally experience higher delinquency and credit loss rates, (ii) our acquisition of loan portfolios from third parties, which have generally experienced higher delinquency and credit loss rates compared to loans originated by us, and (iii) an increase in the number of customers seeking protection under the bankruptcy laws. Increased delinquencies and credit losses could also occur in the event of a national or regional economic downturn or recession, or for other reasons. Delinquency and credit loss rates also generally increase as the average age of a loan portfolio, referred to as "seasoning," increases. Increased credit loss rates could result if the proportion of younger loans in our total portfolio is reduced. Such a reduction could result from slower growth in new loan originations, an increase in acquisitions of seasoned portfolios, or the normal seasoning of our rapidly growing lower line credit card portfolio.

Vendor Relationships

         Our business depends on a number of services provided by third parties, including telemarketing and data processing providers, nationwide credit bureaus, postal and telephone service providers, bankcard associations and providers of transaction processing services. A major disruption in one or more of these services could significantly hurt our operations.

Interest Rate Changes

         The rate of interest we pay for our funding may increase if market interest rates rise. If the rate of interest we earn on our loans does not increase by the same amount, our earnings could be reduced. Our earnings could also be hurt in a period of falling interest rates if the rates on our consumer loans fall faster than the rate we pay for our funding or if customers prepay fixed rate loans in order to refinance them at lower rates.

Cost and Availability of Funding

         We obtain funding for our lending operations primarily from depositors, securitizations, institutional investors and commercial lenders. Changes in the deposit market, credit market or the securitization market, including the way in which we are perceived in those markets, could make one or more of these funding sources more expensive or unavailable. These changes could result from changes in the regulatory, tax and accounting environment, competition for funds, events that disrupt capital markets, or other reasons beyond our control. Competition for funding sources comes from a wide variety of institutions, many of which have greater resources and higher financial ratings than we do.

Government Policy and Regulation

         Federal and state laws significantly limit the types of activities in which our banking subsidiaries may engage. In addition, consumer protection and debtor relief laws limit the manner in which we may offer, extend, manage and collect loans. Congress, the states and other jurisdictions in which we operate may enact new laws and amendments to existing laws that further restrict consumer lending, including changes to the laws governing bankruptcy, which could make it more difficult or expensive for us to collect our loans, or impose limits on the interest and fees that we may charge our customers. Our earnings could also be hurt by changes in government fiscal or monetary policies, including changes in capital requirements and our rate of taxation, and by changes in general social and economic conditions.

Growth, Product Development and Acquisitions

         A major contributor to our growth and earnings has been the development and expansion of membership products and lower line credit card products. Competition in these markets is likely to intensify. The growth in membership services revenue is unlikely to continue at the rates experienced in recent periods, and there can be no assurance that we will be able to develop new products and services that will enable us to sustain our recent rates of earnings growth. In addition, a portion of our historical growth in managed loans and customer accounts resulted from portfolio acquisitions. There can be no assurance that we will acquire additional loan portfolios, that the acquired portfolios will perform as expected, or that such acquisitions will be profitable.

Management and Operations

         Our growth and profitability depend on our ability to retain key executives and managers, attract capable employees, maintain and develop the systems necessary to operate our businesses and control the rate of growth of our expenses. Expenses could significantly increase due to acquisition-related conversion costs and other acquisition-related expenses, new product development, facilities expansions, increased funding or staffing costs and other internal and external factors.

Other Industry Risks

         We face the risk of fraud by accountholders and third parties, as well as the risk that increased criticism from consumer advocates and the media could hurt consumer acceptance of our products. The financial services industry as a whole is characterized by rapidly changing technologies. System disruptions and failures may interrupt or delay our ability to provide services to our customers. In particular, we face technological challenges in the developing online credit card market. The secure transmission of confidential information over the Internet is essential to maintain consumer confidence in the products and services offered by our e-commerce business. Security breaches, acts of vandalism, and developments in computer capabilities could result in a compromise or breach of the technology we use to protect customer transaction data. Consumers generally are concerned with security breaches and privacy on the Internet, and Congress, individual states and other jurisdictions could enact new laws regulating the electronic commerce market that could adversely affect us.

Risks Related to the Convertible Notes

Effect of Holding Company Structure

         Because the convertible notes are obligations of a holding company which has no significant assets or independent operations other than the equity in its subsidiaries, the convertible notes are effectively subordinated to all existing and future indebtedness and obligations of Providian National Bank
(PNB), Providian Bank (PB) and our other direct and indirect subsidiaries. As of June 30, 2000, we and our subsidiaries had approximately $782 million of debt outstanding. As a consequence, we will be able to make payments on the convertible notes only to the extent that (i) the instruments representing indebtedness of our subsidiaries permit payments to be distributed as a dividend on equity to us and (ii) there are amounts legally available to be distributed. Our existing indentures and bank credit agreements would block upstream payments of this type under various circumstances, including: (i) the bankruptcy, liquidation or reorganization of us and our subsidiaries, and (ii) during the continuance of defaults under these indentures and agreements. In addition, regulatory provisions applicable to the Company's subsidiaries also limit the payment of dividends to the Company. See "Providian Financial Corporation - Regulatory Matters - Dividends and Transfers of Funds".

Volatility of Common Stock and Convertible Note Price

         The market price for our common stock may be volatile and therefore the price of our convertible notes may fluctuate significantly, which may result in losses for investors. We expect our stock price to be subject to fluctuations as a result of a variety of factors, including factors beyond our control. These include:

     o   quarterly variations in operating results;

     o   changes in financial estimates by securities analysts;

     o   changes in market valuations of financial services companies;

     o   additions or departures of key personnel; and

     o any deviations in net revenues or in losses from levels expected by securities analysts or projected by us.

         In addition, the price of the convertible notes may fluctuate as a result of changes, if any, in ratings issued by rating agencies relating to our debt securities or rating agencies' perceptions of our sector of the financial services industry.

No Public Market for the Convertible Notes

         Prior to this offering, there has been no trading market for the convertible notes. Although the underwriter has advised us that it currently intends to make a market in the convertible notes, it is not obligated to do so and may discontinue its market-making activities at any time at its sole discretion without notice. Consequently, we cannot ensure that any market for the convertible notes will develop, or if one does develop, that it will continue for any period of time. If an active market for the convertible notes fails to develop or continue, this failure could harm the trading price of the convertible notes. We do not intend to apply for listing of the convertible notes on any securities exchange or any automated quotation system.


                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Certain statements contained in this prospectus supplement and the accompanying prospectus, including documents incorporated by reference in this prospectus supplement and the accompanying prospectus, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the "safe harbor" created by those sections. Forward-looking statements include expressions of the "belief," "anticipation" or "expectations" of management, statements as to industry trends or our future results of operations, and other statements which are not historical fact. Forward-looking statements are based on certain assumptions by management and are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. We undertake no obligation to update any forward-looking statements.


                         PROVIDIAN FINANCIAL Corporation


General

         The Company, based in San Francisco, California, was incorporated in Delaware in 1984 under the name First Deposit Corporation. The name of the Company was changed from First Deposit Corporation to Providian Bancorp, Inc. in 1994 and to Providian Financial Corporation in 1997. The Company conducted its operations as a wholly owned subsidiary of Providian Corporation until June 10, 1997, when all of the then outstanding shares of common stock of the Company were spun off to the stockholders of Providian Corporation. The Company is listed on the New York Stock Exchange and the Pacific Exchange under the symbol "PVN".

         The Company, operating through its subsidiaries, is a provider of lending and deposit products to customers nationwide and offers credit cards in the United Kingdom. The Company serves a diversified market with its loan products which include credit cards and membership services products. The Company also offers various deposit products. With $27 billion in assets under management and 14 million customers as of June 30, 2000, the Company ranked as the fifth largest bankcard issuer in the United States.

Organizational Structure

         The Company conducts its business through its wholly owned subsidiaries. Each subsidiary performs a particular role in support of the business, depending in part on the powers granted to it by its chartering regulator or state of incorporation. However, the Company's various business areas are generally operated in a consolidated manner among the different legal entities. Since the Company is a holding company and generally does not independently engage in any businesses, the source of funds for payment on the convertible notes currently is almost entirely limited to those funds that are available to the Company from its subsidiaries.

The Company's right to
participate as a stockholder in any distribution of assets of any subsidiary upon its liquidation or reorganization or winding-up (and thus the ability of holders of the convertible notes to benefit, as creditors of the Company, from such distribution) is subject to the prior claims of creditors of any such subsidiary. PNB and PB are subject to claims by creditors for long-term and short-term debt obligations, including deposit liabilities, obligations for federal funds purchased and securities sold under repurchase agreements. There are also various legal limitations on the extent to which PNB, PB and other subsidiaries may pay dividends or otherwise supply funds to the Company or its affiliates. See "-Regulatory Matters" herein.

         The Company operates principally through the following wholly owned subsidiaries:

         o Providian National Bank, headquartered in Tilton, New Hampshire, is a national banking association organized under the laws of the United States and is a member of the Federal Deposit Insurance Corporation (the FDIC).

         o Providian Bank, headquartered in Salt Lake City, Utah, is an industrial loan corporation organized under the laws of Utah and is a member of the FDIC.

         o Providian Bancorp Services, headquartered in San Francisco, California, provides legal and human resources support, accounting and finance services, data processing, loan and deposit processing, customer service, collections, and related services for its affiliates on a cost reimbursement basis.

Regulatory Matters

         The following discussion describes the regulatory framework applicable to the Company and its subsidiaries. This regulatory framework is intended primarily for the protection of depositors and the federal deposit insurance funds and not for the protection of holders of the convertible notes or common stock of the Company. Certain of these regulations restrict the ability of the Company to obtain funds from its regulated subsidiaries and thus could impact the Company's ability to pay principal and interest on the convertible notes. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to those provisions. A change in the statutes, regulations or regulatory policies applicable to the Company or its subsidiaries may have a material effect on the business of the Company.

General Status

         As a national bank, PNB is subject to regulation by its primary regulator, the Office of the Comptroller of the Currency (the Comptroller). The deposits of PNB are insured up to applicable limits by the Bank Insurance Fund (the BIF) of the FDIC. Accordingly, PNB is subject to assessment for deposit insurance premiums and to certain regulations of the FDIC. As a member of the Federal Reserve System, PNB is also subject to regulation by the Board of Governors of the Federal Reserve System (the Federal Reserve Board).

         The operations of PNB's international branch in London, England are subject to regulation and supervision by the Financial Services Authority of the United Kingdom and the Comptroller.

         As an FDIC-insured Utah industrial loan corporation that is not a member of the Federal Reserve System, PB is subject to regulation by its primary federal regulator, the FDIC, and by the Utah Department of Financial Institutions. The deposits of PB are insured up to applicable limits by the BIF. Accordingly, PB is subject to assessment for deposit insurance premiums. PB is also subject to limited regulation by the Federal Reserve Board with respect to reserves it must maintain against its transaction accounts and certain other deposits.

Holding Company Status

         Although the Company is the holding company of PNB and PB, it is not required to register as a bank holding company under the Bank Holding Company Act of 1956, as amended (the BHCA). Before 1987, PNB was a so-called "non-bank bank"; that is, it was not a "bank" under the BHCA even though it is a national banking association, because it did not both accept demand deposits and make commercial loans. The Competitive Equality Banking Act of 1987 (CEBA) revised the definition of "bank" to include generally all FDIC-insured institutions. However, CEBA grandfathered the rights of companies that owned "non-bank banks" on March 5, 1987, allowing them to retain ownership of such non-bank banks without registering as a bank holding company, subject to certain restrictions. PB is not a "bank" as defined in the BHCA because it qualifies for an exemption under CEBA as an industrial loan corporation organized under the laws of Utah and was acquired by the Company on or before August 10, 1987.

         The restrictions on CEBA-grandfathered banks were liberalized by the GLB Act. Under the GLB Act, PNB will be permitted to engage in new activities, which it was not permitted to do under CEBA, so long as it does not both accept demand deposits and make commercial loans. The GLB Act also eased CEBA restrictions on PNB's ability to cross-market its products and services with the products and services of its affiliates. In addition, the GLB Act increased the Company's ability to acquire the assets of additional insured depository institutions, effectively eliminating the CEBA restriction that prevented the Company from acquiring more than 5% of the assets of another insured depository institution. See "-Legislative Developments" below.

         The Company could be required to register as a bank holding company under the BHCA if PNB ceases to observe the CEBA restrictions, as modified by the GLB Act, or if the Company or any of its affiliates acquires control of an additional insured depository institution (excluding exempt institutions such as credit card banks). If the Company were required to register as a bank holding company, it would be subject to the restrictions set forth in the BHCA, which, among other things, would limit the Company's activities to those deemed by the Federal Reserve Board to be closely related to banking and a proper incident thereto. These BHCA restrictions, if they were to apply to the Company, would not be expected to have a material adverse effect on the Company's business as currently conducted. If the Company were required to register as a bank holding company, it could elect, if it met certain eligibility requirements, to become a financial holding company under the GLB Act and thereby be permitted to engage in a more expansive list of activities than are permitted for bank holding companies under the BHCA. See "-Legislative Developments" below.

Investment in the Company and its Subsidiary Banks

         Each of PNB and PB is an "insured depository institution" within the meaning of the Change in Bank Control Act of 1978 (the CIBC Act). Consequently, written approval of the applicable primary federal regulator is required before an individual or entity may acquire "control," as such term is defined in the CIBC Act, of the Company. A change in control of PB would also require approval from the Utah Commissioner of Financial Institutions under the Utah Financial Institutions Act.

         For purposes of the BHCA, an individual or entity may not acquire "control" of the Company, and a bank holding company may not directly or indirectly acquire ownership or control of more than 5% of the voting shares of the Company, without the prior written approval of the Federal Reserve Board. The Company's CEBA grandfather rights are nontransferable. Thus, if an individual or entity acquired "control" of the Company or if a bank holding company acquired ownership or control of more than 5% of the voting shares of the Company, the Company would be required to limit its activities and its non-banking subsidiaries' activities to those deemed by the Federal Reserve Board to be closely related to banking and a proper incident thereto. As noted above, however, if the Company became a financial holding company under the GLB Act, it would be permitted to engage in a more expansive list of activities than are permitted for bank holding companies under the BHCA. See "-Legislative Developments" below.

Dividends and Transfers of Funds

         The primary source of funds for the Company to pay dividends on stock, make payments on debt securities (including the convertible notes) and meet other obligations is dividends from its banking subsidiaries. Federal law limits the extent to which PNB or PB can supply funds to the Company and its affiliates through dividends, loans or otherwise. These limitations include minimum regulatory capital requirements, restrictions concerning the payment of dividends, and Sections 23A and 23B of the Federal Reserve Act of 1913 governing transactions between a financial institution and its affiliates. In addition, PNB and PB are subject to federal regulatory oversight to assure safety and soundness. In general, federal banking laws prohibit an insured depository institution from making dividend distributions if those distributions are not paid out of available earnings or would cause the institution to fail to meet applicable capital adequacy standards. See "-Capital Requirements" below. PB is subject to similar Utah laws governing industrial loan corporations.

Capital Requirements

         PNB is subject to risk-based capital guidelines adopted by the Comptroller. PB is subject to risk-based capital guidelines adopted by the FDIC. Risk-based capital ratios are determined by allocating assets and specified off-balance sheet commitments to several weighted categories. Higher levels of capital are required for the categories defined as representing greater risk. The Company's banking subsidiaries' capital amounts and classifications are also subject to qualitative judgments by the regulators with respect to components, risk weightings and other factors.

         Under current guidelines, institutions are required to maintain a minimum total risk-based capital ratio (total Tier 1 and Tier 2 capital to risk-weighted assets) of 8%, and a Tier 1 risk-based capital ratio (Tier 1 capital to risk-weighted assets) of 4%. The Comptroller and the FDIC may, however, set higher capital requirements when an institution's particular circumstances warrant. These risk-based capital guidelines are subject to change by the applicable regulators and may be increased from time to time, generally or with respect to specific types of assets. The Comptroller and the FDIC have established guidelines prescribing a minimum "leverage ratio" (Tier 1 capital to adjusted total assets as specified in the guidelines) of 3% for institutions that meet certain criteria, including the requirement that they have the highest regulatory rating, and prescribing a minimum leverage ratio of 4% for institutions that do not meet the criteria.

Institutions experiencing or anticipating significant growth are expected to maintain capital ratios well above the minimum. As of June 30, 2000, PNB had a total risk-based capital ratio of 10.25%, a Tier 1 risk-based capital ratio of 8.89% and a leverage ratio of 9.68%, and PB had a total risk-based capital ratio of 15.40%, a Tier 1 risk-based capital ratio of 14.10% and a leverage ratio of 5.65%.

         In 1995, the Comptroller and the FDIC amended the risk-based capital standards pertaining to asset transfers in which an institution retains recourse risk but contractually limits its exposure. Under the "low level recourse" regulation that was adopted, the amount of risk-based capital required in connection with such asset transfers will not exceed the institution's maximum contractual liability. In March 2000, the federal banking regulators published for comment proposed regulations establishing new risk-based capital requirements for recourse arrangements and direct credit substitutes. If adopted, these regulations may increase the cost of credit enhancement provided by banks in connection with the securitization of consumer loans receivable and may impose certain capital requirements based on the amount of securitized assets under management, while possibly reducing the cost of senior securities issued in such transactions. The Company is unable at this time to assess the impact this proposal may have on its business.

         The federal bank regulatory agencies have had under consideration possible rulemaking to amend the regulatory capital guidelines for banks with respect to the treatment of residual interests in asset securitizations. In particular, the possible rulemaking addresses residual interests that are recorded on the balance sheet of a company as "gains on sale" and that are structured to absorb more than a proportionate share of credit losses related to the securitized assets through subordination provisions or other credit enhancement techniques. No proposed rule has been formally published. However, the FDIC has publicly released a draft of the possible rulemaking that would require increased regulatory capital in respect of such residual interests and would require regulatory capital deductions for such interests held above a specified limit. While our preliminary analysis of the possible rulemaking is that it would likely result in a reduction in our regulatory capital ratios, we do not currently anticipate that it would cause our banking subsidiaries to lose their status as "well capitalized" for regulatory capital purposes.

Federal Deposit Insurance Corporation Improvement Act of 1991

         The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) expanded the powers of federal bank regulatory authorities to take corrective action with respect to banks that do not meet minimum capital requirements. For these purposes, FDICIA established five capital tiers: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Under regulations adopted by the Comptroller and the FDIC, an institution is generally considered to be "well capitalized" if it has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater, and a leverage ratio of 5% or greater; "adequately capitalized" if it has a total risk-based capital ratio of 8% or greater, a Tier 1 risk-based capital ratio of 4% or greater and, generally, a leverage ratio of 4% or greater; and "undercapitalized" if it does not meet any of the "adequately capitalized" tests. An institution is deemed to be "significantly undercapitalized" if it has a total risk-based capital ratio under 3% and "critically undercapitalized" if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2%.

         An "adequately capitalized" institution is permitted to accept brokered deposits only if it receives a waiver from the FDIC and pays interest on deposits at a rate that is not more than 75 basis points higher than the prevailing rate in its market. Undercapitalized institutions cannot accept brokered deposits, are subject to growth limitations and must submit a capital restoration plan. "Significantly undercapitalized" institutions may be subject to a number of additional requirements and restrictions. "Critically undercapitalized" institutions are subject to appointment of a receiver or conservator and, beginning 60 days after becoming "critically undercapitalized," may not make any payment of principal or interest on their subordinated debt (subject to certain exceptions).

         As of June 30, 2000, each of PNB and PB met the requirements to be considered a "well capitalized" institution. Under the regulatory definition of brokered deposits, as of June 30, 2000, PNB had brokered deposits of $5.8 billion and PB had brokered deposits of $1.4 billion.

         FDICIA also required federal banking agencies to revise their risk-based capital standards to adequately address concentration of credit risk, interest rate risk and risk arising from non-traditional activities. The Comptroller and the FDIC have identified these risks and an institution's ability to manage them as important factors in assessing overall capital adequacy, but have not quantified them for use in formula-based capital calculations. The Comptroller and the FDIC have further revised their risk-based capital rules to address market risk. Financial institutions with 10% or more of total assets in trading activity, or $1 billion or more in trading activity, are required to use internal risk measurement models to calculate their capital exposure for market risk and to hold capital in support of that exposure. The level of the Company's trading activity is currently below these thresholds.

Deposit Insurance Assessments

         Under the FDIC's risk-based insurance assessment system, each insured institution is placed in one of nine risk categories, based on its level of capital, supervisory evaluations, and other relevant information. The assessment rate applicable to PNB and PB depends in part on the risk assessment classification assigned to them by the FDIC and in part on the BIF assessment schedule adopted by the FDIC. BIF-insured institutions such as PNB and PB are currently assessed premiums at an annual rate between 0% to 0.27% of eligible deposits. PNB and PB are currently assessed at the 0% rate. PNB and PB are also subject to assessment for payment of Financing Corporation (FICO) bonds issued in the 1980s as part of the resolution of the problems of the savings and loan industry. The FICO assessment rate applicable to BIF-insured deposits is 0.0206% per annum for the third quarter of 2000 and may be adjusted quarterly to reflect a change in assessment base for the BIF.

The Financial Institutions Reform, Recovery and Enforcement Act of 1989 Cross-Guarantee Provisions

         The Financial Institutions Reform, Recovery and Enforcement Act of 1989 imposes various liabilities on our subsidiary banks. Each of PNB and PB is liable to the FDIC for any losses it may incur as a result of the failure or near failure of the other. Claims of depositors of any such non-failing bank and claims of general creditors of any such non-failing bank would be paid prior to any claims of the FDIC.

Consumer Protection Laws

         The relationship of the Company's lending subsidiaries and their customers is extensively regulated by federal and state consumer protection laws. The most significant laws include the Truth-in-Lending Act of 1968, Equal Credit Opportunity Act of 1974, Fair Credit

Reporting Act of 1970, Truth-in-Savings Act of 1991, Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994, and Electronic Funds Transfer Act of 1978. These statutes, among other things, impose disclosure requirements when a consumer credit loan is advertised, when the account is opened and when monthly billing statements are sent. These statutes also limit the liability of credit card holders for unauthorized use, prohibit discriminatory practices in extending credit, and impose limitations on the types of charges that may be assessed and on the use of consumer credit reports. In addition, the GLB Act requires federal regulators to promulgate regulations governing the privacy of consumer information. See "-Legislative Developments" below. In the United Kingdom, the Data Protection Act of 1998 places restrictions on the electronic transfer of personal data to any country outside the European Union. These restrictions are not expected to have a material effect on the Company's business or operations as currently conducted.

         The National Bank Act of 1864 authorizes national banks to charge customers interest at the rates allowed by the laws of the state in which the bank is located, regardless of an inconsistent law of a state in which the bank's customers are located. PNB relies on this ability to "export" rates to facilitate its nationwide consumer lending business. State institutions such as PB enjoy a similar right under the Depository Institutions Deregulation and Monetary Control Act of 1980. In 1996, the United States Supreme Court held that late payment fees are "interest" and therefore can be "exported" under the National Bank Act, deferring to the Comptroller's interpretation that interest includes late payment fees, insufficient funds fees, overlimit fees and certain other fees and charges associated with consumer credit loans. This decision does not directly apply to state institutions such as PB. Although several courts have upheld the ability of state institutions to export certain types of fees, a number of lawsuits have been filed alleging that the laws of certain states prohibit the imposition of late fees. The Company is unable to predict the outcome of these cases or the effect of such outcome on PB's ability to impose certain fees.

Legislative Developments

         The GLB Act became law in November 1999. The GLB Act repeals the Glass-Steagall Act of 1933, which separated commercial and investment banking, and eliminates the BHCA's prohibition on insurance underwriting by bank holding companies. As a result, the GLB Act permits the affiliation of commercial banks, securities firms and insurance companies. This change may increase the ability of insurance companies and securities firms to acquire, or otherwise affiliate with, commercial banks and may increase the number of competitors in the banking industry and the level of competition in providing banking products, including credit cards.

         The GLB Act creates a new type of bank holding company, a "financial holding company," that may engage in a range of activities that are financial in nature, including insurance and securities underwriting, insurance sales, merchant banking, and additional activities that the Federal Reserve Board, in consultation with the Secretary of the Treasury, determines to be financial in nature, incidental to a financial activity, or complementary to a financial activity. The GLB Act establishes the Federal Reserve Board as the primary regulator of financial holding companies, with state insurance authorities continuing to oversee insurance affiliates and the SEC continuing to regulate broker-dealer affiliates.

         The GLB Act also establishes new privacy requirements applicable to all financial institutions and requires federal regulators to promulgate regulations to implement these requirements by November 12, 2000. The GLB Act also expressly permits the states to adopt privacy requirements that are more stringent than under federal law. A large number of states have taken, or may take, action to propose legislation containing stricter requirements. However, these actions are at an early stage and the extent and nature of such requirements, if they are adopted, cannot be predicted.

         Legislation has been proposed in Congress to substantially revise the laws governing consumer bankruptcy. The U.S. House of Representatives and the U.S. Senate have approved different versions of new bankruptcy reform legislation. In general, both bills contain provisions establishing a means test for consumer bankruptcy filings, which are intended to curb a perceived abuse in the current bankruptcy system, and include new requirements for consumer lending disclosures. Whether or not a Conference Committee of the two chambers will be able to resolve differences in the two bills is uncertain.

         From time to time, members of Congress have introduced regulatory restructuring proposals as well as legislation to impose a statutory cap on credit card interest rates and fees and legislation to require additional disclosures and prohibit certain practices with respect to open-end credit plans. In recent years state legislatures have entertained similar proposals, as well as proposals to expand consumer protection laws. Neither the outcome of these proposals nor their impact on the Company, should they become law, can be predicted with any certainty.

Legal Proceedings

         Beginning in May 1999, the Company was the subject of media coverage concerning complaints made by some customers of the Company's banking subsidiaries regarding certain sales and collections practices. Following the initial media coverage, the San Francisco District Attorney's Office began an investigation into the Company's sales and collections practices. In November 1999, the Connecticut Attorney General's Office began an inquiry into the Company's sales and collections practices. On June 19, 2000, the Company reached a settlement with the Connecticut Attorney General's Office in which it agreed to pay $1.6 million to the State of Connecticut to develop a process to determine whether any individual Connecticut consumers are entitled to restitution, and to modify certain business practices. On June 28, 2000 PNB reached a settlement with the Comptroller following an examination that included an investigation of customer complaints, and the Company reached a settlement with the San Francisco District Attorney and the California Attorney General, in which PNB and the Company agreed to make certain changes to PNB's business practices and to pay restitution to customers determined in accordance with the procedures in the settlement agreement, which the Company estimates will be approximately $300 million, and which is subject to a floor of $300 million. As part of the settlement, PNB stipulated to the issuance by the Comptroller of a Consent Order obligating PNB to make such changes and to pay the aforementioned restitution, and the Company stipulated to the entry of a judgment against it and the issuance of a permanent injunction effecting the terms of the settlement. In addition, the Company agreed to pay $5.5 million in civil penalties to the City and County of San Francisco.

         Since May 1999, a number of lawsuits have been filed against the Company and, in some cases, against certain of the Company's subsidiaries by current and former customers of the Company's banking subsidiaries. A consolidated putative class action lawsuit (In re Providian Credit Card Litigation) (the "Consolidated Action") was filed in August 1999 in California state court in San Francisco against the Company, PNB, and certain other subsidiaries, and seeks unspecified damages, including actual and punitive damages, attorneys' fees and injunctive relief. The complaint alleges unfair and deceptive business practices, including failure to credit payments in a timely fashion, adding products and charging fees without customer authorization, changing rates and terms without proper notice or authorization, and misleading or deceptive sales practices. Similar actions filed in other California counties have been transferred to San Francisco County and coordinated with the Consolidated Action.

         As of August 17, 2000, three other class actions were pending in state courts in San Mateo County, California, Cook County, Illinois, and Bullock County, Alabama. These actions have not been consolidated with the Consolidated Action and are proceeding separately. A class consisting of a relatively small number of California customers has been certified in the San Mateo County, California action. No class has been certified in the Cook County, Illinois or Bullock County, Alabama actions. A motion to dismiss the Cook County, Illinois action has been granted with prejudice, and the plaintiff has filed an appeal. As of August 17, 2000, one consolidated putative class action was pending in federal court. The federal action (the "Multidistrict Action") is a consolidation of several different actions that had been filed in various federal courts and transferred by the Federal Judicial Panel on Multidistrict Litigation to the Eastern District of Pennsylvania. A consolidated complaint in the Multidistrict Action was filed on February 4, 2000.

         These other state and federal actions contain substantially the same allegations as those alleged in the Consolidated Action. Certain of the actions also allege one or more of the following: that the account agreement with customers contained unconscionable or improper terms and fees, that statements sent to customers failed to include credit protection and other add-on fees in the calculation of the annual percentage rate disclosed in those statements, refusal to honor cancellation requests, improper obtaining of credit reports, breached promises to raise credit limits, and breached promises of high credit limits.

         A putative class action (In re Providian Securities Litigation), which is a consolidation of complaints filed in the United States District Court for the Eastern District of New York in June 1999, alleges, in general, that the Company and certain of its officers made false and misleading statements concerning its future prospects and financial results in violation of the federal securities laws. The putative class, which is alleged to have acquired the Company's stock between January 15, 1999 and May 26, 1999, seeks damages in an unspecified amount, in addition to pre-judgment and post-judgment interest, costs and attorneys' fees. By order dated February 8, 2000, the Federal Judicial Panel on Multidistrict Litigation transferred the consolidated securities cases to the Eastern District of Pennsylvania for inclusion with the Multidistrict Action currently pending in that court.

         Two shareholder derivative actions, one filed on June 30, 2000 and one filed on July 14, 2000, have been filed in California state court in San Francisco. These actions seek redress against the members of the Company's board of directors and certain executive officers for breach of their fiduciary duties and for corporate waste arising out of their approval of, or failure to prevent, the Company's alleged unfair business practices, which allegedly resulted in liability, or potential liability, for restitution, penalties, and litigation costs. The unfair business practices alleged in these complaints are similar to the ones at issue in the Multidistrict Action and the Consolidated Action, and many of them were covered by the Comptroller's Consent Order described above. These actions are at a very early stage and no response is yet due.

         An informed assessment of the ultimate outcome or potential liability associated with the lawsuits described above and other potential claims that could arise out of the alleged unfair business practices is not feasible at this time. Due to the uncertainties of litigation, there can be no assurance that the Company will prevail on all the claims made against it in the lawsuits or that similar or other proceedings will not be brought. However, management believes that the Company has substantive defenses and intends to defend the actions vigorously.

         In addition, the Company is commonly subject to various other pending and threatened legal actions arising in the ordinary course of business from the conduct of its business activities. In the opinion of the Company, any liability that is likely to arise with respect to these additional actions will not have a material adverse effect on the consolidated financial condition or results of operations of the Company.

Recent Operating Results

         On June 28, 2000, the Company announced that it had reached a final settlement agreement with the Comptroller, the San Francisco District Attorney's office and the California Attorney General, ending their inquiries into the Company's business practices. The Company agreed to make certain business practice changes and to pay restitution to affected customers. During the quarter ended June 30, 2000, the Company recorded a net pre-tax charge of $272.6 million to non-interest expense on its consolidated statements of income, reflecting its estimated obligations under the settlement agreement.

         On February 29, 2000, the Company announced a realignment of resources previously dedicated to its home loan business. The Company has transitioned these resources, including employees and facilities, into its credit card and e-commerce businesses, which have experienced rapid growth and have greater potential returns. On June 16, 2000 the Company sold $1.5 billion of home equity loans which resulted in a one-time pre-tax gain of $64.7 million.

         Net income, before one-time adjustments, for the three months ended June 30, 2000 was $187.6 million, an increase of 48% over net income of $126.5 million for the three months ended June 30, 1999. Net income, before one-time adjustments, for the six months ended June 30, 2000 was $361.9 million, an increase of 51% over net income of $240.0 million for the six months ended June 30, 1999. The key drivers to the second quarter and year-to-date performance came from growth in outstanding loan balances and customer accounts combined with improved customer retention. After the one-time adjustments, net income for the three and six months ended June 30, 2000 was $62.8 million and $237.1 million.

         As of June 30, 2000, managed loans, which include reported and securitized loans, after the sale of home equity loans, were $22.3 billion. Managed credit card loans were $21.8 billion, an increase of $2.8 billion, or 14.7%, over the balance at December 31, 1999. This growth in managed credit card loans was achieved through increases in the Company's loan originations, improved customer retention and increased purchase activity from existing customers facilitated by the Company's ability to upgrade proven customers to higher line products.

         The Company's managed net interest margin on loans remained relatively stable at 12.05% for the second quarter of 2000 compared to 12.39% for the same period in 1999. The managed net credit loss rate for the second quarter of 2000 increased to 7.42% from 7.16% for the same period in 1999 and is up from 7.18% for the first quarter 2000. The increase quarter over quarter reflects account seasoning within the managed portfolio and was less than expected. Consistent with the Company's expectations, the 30+ day managed delinquency rate for the second quarter of 2000 increased to 6.48% from 5.72% for the first quarter of 2000 and 4.70% for the second quarter of 1999. This account seasoning is expected to result in a continued increase in the Company's managed net credit loss rate, rising to an 8% range in the second half of 2000. The dollar contribution to managed revenue from non-interest income, before the one-time gain on the sale of home loans in the second quarter, increased more than 37% over the same period in 1999 to $680.2 million, due to increased revenue from membership products and loan activity fees. The Company reinvested a portion of the increased revenue to strengthen loan loss reserves, increase marketing investment and build infrastructure. Year over year, non-interest expense before one-time adjustments increased $131.9 million during the second quarter of 2000 to $509.7 million, reflecting expenses associated with servicing a greater number of customers and maintaining an employee base that has grown by 42% over that period.

         The Company's return on reported assets before one-time adjustments was 4.33% for the second quarter of 2000, down from 5.36% for the same period in 1999. The decrease is primarily the result of the Company's decision to strengthen its balance sheet liquidity by increasing its investment security portfolio. The return on reported assets after one-time adjustments was 1.45%. The Company continued to maintain the overall strength of its balance sheet during the second quarter of 2000. Return on equity before one-time adjustments was 47.23% for the second quarter of 2000, down from 52.19% for the same period in 1999. Return on equity after one-time adjustments was 15.81% for the second quarter of 2000.

                      Selected Consolidated Financial Data

         The following table sets forth selected consolidated financial data for the Company as of the dates or for the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, the detailed information and financial statements included in the documents incorporated by reference in this prospectus supplement and the attached prospectus.

                                               Six Months Ended June 30,            Year Ended December 31,
                                             ------------------------------  ---------------------------------------
                                                      (unaudited)
                                                Actual       As Adjusted/1/
                                                 2000            2000              1999                 1998
                                             --------------  --------------  -----------------    ------------------
                                                          (Dollars in millions, except per share data)
INCOME STATEMENT DATA
Interest income:
     Loans                                   $ 1,170.9       $ 1,170.9       $      1,559.3       $      807.8
     Federal funds sold and resale
        agreements                                51.3            51.3                 34.3               14.1
     Other                                        59.3            59.3                 30.7               20.7
                                             --------------  -------------   -----------------    ------------------
     Total interest income                     1,281.5         1,281.5              1,624.3              842.6

Interest expense:
     Deposits                                    387.3           387.3                356.8              204.4
     Borrowings                                   34.3            34.3                 92.3               42.9
                                             --------------  --------------  -----------------    ------------------
     Total interest expense                      421.6           421.6                449.1              247.3

         Net interest income                     859.9           859.9              1,175.2              595.3

     Provision for credit losses                 734.8           734.8              1,099.1              545.9
                                             --------------  --------------  -----------------    ------------------

         Net interest income after provision
           for credit losses                     125.1           125.1                 76.1               49.4

     Non-interest income                       1,551.3         1,486.7              2,412.5            1,266.2
     Non-interest expenses                     1,281.3         1,008.7              1,571.2              825.0
                                             --------------  --------------  -----------------    ------------------

         Income before income taxes              395.1           603.1                917.4              490.6

     Income tax expense                          158.0           241.2                367.1              194.2
                                             --------------  --------------  -----------------    ------------------

         Net Income                          $   237.1       $   361.9       $        550.3       $      296.4
                                             ==============  ==============  =================    ==================

     Basic earnings per share                $     1.67      $     2.55      $         3.89       $       2.09
                                             ==============  ==============  =================    ==================

     Earnings per share - assuming dilution  $     1.63      $     2.49      $         3.78       $       2.04
                                             ==============  ==============  =================    ==================

     Dividends paid per share                $     0.10      $     0.10      $         0.20       $       0.15
                                             ==============  ==============  =================    ==================


--------------------------------
1 Adjusted for one-time charge for settlement expenses and one-time net gain on sale of home equity loan portfolio. See "Providian Financial Corporation - Legal Proceedings" and "- Recent Operating Results" above.




                                                                June 30,                   December 31,
                                                             --------------- -----------------------------------------
                                                                (unaudited)
                                                                  2000              1999                  1998
                                                             --------------- --------------------  -------------------
                                                            (Dollars in millions, except per share data)
BALANCE SHEET DATA
Cash and cash equivalents                                    $     303.5        $     182.9           $    176.3
Federal funds sold and resale agreements                         1,206.9            1,298.0                297.9
Investment securities                                            2,504.1              581.5                433.7
Loans receivable, less allowance for credit
   losses                                                       11,290.2           10,545.2              5,282.0
Premises and equipment, net                                        178.9              149.2                 82.9
Interest receivable                                                129.7              108.1                 51.8
Due from securitizations                                           610.0              614.2                454.4
Other assets                                                     1,018.7              861.8                452.2
                                                             --------------  --------------------  -------------------

        Total assets                                         $17,242.0          $  14,340.9           $  7,231.2
                                                             ==============  ====================  ===================


Deposits                                                     $  13,172.7        $  10,538.1           $  4,672.3
Short-term borrowings                                               50.3              126.3                472.5
Long-term borrowings                                               731.7              958.1                399.8
Deferred fees                                                      583.8              578.6                315.7
Accrued expenses and other liabilities                             961.6              647.3                407.7
                                                             --------------  --------------------  -------------------

        Total liabilities                                       15,500.1           12,848.4              6,268.0

Capital securities                                                 160.0              160.0                160.0
Total shareholders' equity                                       1,581.9            1,332.5                803.2
                                                             --------------  --------------------  -------------------

        Total liabilities and shareholders'
           equity                                             $  17,242.0        $  14,340.9           $  7,231.2
                                                             ==============  ====================  ===================





                                                   Six Months Ended June 30,             Year Ended December 31,
                                              ------------------------------------  -----------------------------------
                                                          (unaudited)
                                                   Actual          As Adjusted/1/
                                                    2000               2000              1999               1998
                                              -----------------  -----------------  ----------------   ----------------
                                                            (Dollars in millions, except per share data)
FINANCIAL & STATISTICAL SUMMARY DATA
Earnings (Managed Basis):
     Net interest income                        $   1,348.1        $   1,348.1        $   2,108.3        $   1,361.9
     Non-interest income                            1,393.4            1,328.7            2,086.9            1,011.1
                                              -----------------  -----------------  ----------------   ----------------
              Total revenue                         2,741.5            2,676.8            4,195.2            2,373.0
     Provision for loan losses                      1,065.0            1,065.0            1,706.7            1,057.4
     Non-interest expense                           1,281.3            1,008.7            1,571.1              825.0
                                              -----------------  -----------------  ----------------   ----------------
              Income before taxes                     395.2              603.1              917.4              490.6
     Tax expense                                      158.1              241.2              367.1              194.2
                                              -----------------   -----------------  ----------------  ----------------
              Net income                        $     237.1        $     361.9        $     550.3        $     296.4
                                              =================  =================  ================   ================

Managed Financial Data:
     Period End:
     Consumer lending:
         Credit cards                           $  21,846          $  21,846          $  19,049          $  12,138
         Home loans                                   456                456              1,977              1,107
                                              -----------------  -----------------  ----------------   ----------------
              Total consumer lending            $  22,302          $  22,302          $  21,026          $  13,245
     Securitized loans                          $   9,745          $   9,745          $   9,416          $   7,504
     Total assets                               $  26,817          $  26,817          $  23,689          $  14,606
     Total capital (includes capital            $   1,742          $   1,742          $   1,492          $     963
        securities)
     Total equity                               $   1,582          $   1,582          $   1,332          $     803

Key Statistics:
     Managed:
         Net interest margin (earning assets)        10.54%             10.54%             11.92%             11.29%
         Net interest margin (loans)                 12.13%             12.13%             12.33%             11.80%
         Return on assets                             1.78%              2.71%              3.02%              2.30%
         Return on equity                            31.47%             48.03%             52.37%             42.76%
         Membership services revenue            $     472.6        $     472.6        $     674.9        $     238.5
         Net credit losses                      $     806.8        $     806.8        $   1,143.9        $     867.5
         Net credit loss rate                         7.30%              7.30%              6.94%              7.58%
         Delinquency rate (30+ days)                  6.48%              6.48%              5.66%              5.33%
         Equity to managed assets                     5.90%              5.90%              5.62%              5.50%
     Reported:
         Reserves as a percent of loans              10.06%             10.06%              8.86%              7.86%
         Net credit loss rate                         7.67%              7.67%              6.38%              7.71%
         Delinquency rate (30+ days)                  8.16%              8.16%              6.82%              5.69%

Ratio of Earnings to Fixed Charges:                                                                   `
         Excluding interest on deposits               9.99              14.73               9.83              10.88
         Including interest on deposits               1.92               2.40               2.99               2.93


--------------------------------
1 Adjusted for one-time charge for settlement expenses and one-time net gain on sale of home equity loan portfolio. See "Providian Financial Corporation - Legal Proceedings" and "- Recent Operating Results" above.

                                 Use Of Proceeds

         The Company intends to use the net proceeds from the sale of the convertible notes for general corporate purposes, which may include possible acquisitions, investments in securities and the reduction of debt of, and investments in, or extensions of credit to, the Company's subsidiaries.

                 PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

         The Company's common stock is traded on the New York Stock Exchange under the symbol "PVN". The following table shows for the periods indicated the high and low closing prices per share of the Company's common stock as reported by the New York Stock Exchange.

                           1998                          High            Low
                           ----                          ----            ---
         First Quarter..............................$  41 21/64      $ 29 11/64
         Second Quarter.............................   52 3/8          38 37/64
         Third Quarter..............................   58 19/64        37 5/64
         Fourth Quarter.............................   75              33 43/64

                           1999                          High            Low
                           ----                          ----            ---
         First Quarter..............................$ 117            $ 70 13/16
         Second Quarter.............................  131 5/8          78 7/16
         Third Quarter..............................  103 1/4          77 5/8
         Fourth Quarter.............................  115 1/2          77 5/8

                           2000                          High            Low
                           ----                          ----            ---
         First Quarter..............................$  89 7/16       $ 60 1/8
         Second Quarter.............................   99 9/16         81 9/16
         Third Quarter (through August 17, 2000)....  114 1/4          89 1/2


         On August 17, 2000, the closing price of the common stock on the New York Stock Exchange was $108 11/16 per share. At August 17, 2000, there were approximately 9,300 holders of record of the Company's common stock.

         The Company paid a regular quarterly cash dividend of $0.03 per share of common stock in the first three quarters of 1998 and $0.05 per share of common stock for each quarter beginning with the fourth quarter of 1998.

                                 CAPITALIZATION

         The following table sets forth the consolidated capitalization of the Company and its subsidiaries at June 30, 2000 and as adjusted as of such date to give effect to the issuance of the convertible notes. This table should be read in conjunction with the Company's consolidated financial statements and the notes thereto incorporated by reference in this prospectus supplement and the attached prospectus.

                                                                         June 30, 2000
                                                         ----------------------------------------------
                                                               Actual                As Adjusted/1/
                                                         -------------------      ---------------------
                                                                     (Dollars in millions)

Interest bearing deposits                                    $  13,104.1              $  13,104.1
Other borrowings                                                    50.3                     50.3
Long-term borrowings                                               731.7                    731.7
Convertible notes offered hereby                                 -                          350.0
                                                         -------------------      ---------------------
Total debt                                                      13,886.1                 14,236.1

Company obligated mandatorily redeemable capital
securities of subsidiary trust holding solely junior
subordinated deferrable interest debentures of the
Company (Capital Securities)                                       160.0                    160.0

Common stock                                                         1.0                      1.0
Retained earnings                                                1,590.6                  1,590.6
Cumulative other comprehensive income                                2.1                      2.1
Treasury stock                                                     (11.8)                   (11.8)
                                                         -------------------      ---------------------
Total shareholders' equity                                       1,581.9                  1,581.9
                                                         -------------------      ---------------------

Total capitalization                                         $  15,628.0              $  15,978.0
                                                         ===================      =====================


1 Adjusted for the issuance of the convertible notes and further adjusted for one-time charge for settlement expenses and one-time net gain on sale of home equity loan portfolio. See "Providian Financial Corporation - Legal Proceedings" and "- Recent Operating Results" above.

                        DESCRIPTION OF CONVERTIBLE NOTES

         The following description of the terms of the convertible notes supplements and, to the extent it is inconsistent, replaces the description of the general terms and provisions of our debt securities contained in the accompanying prospectus, and we refer you to that description. Certain terms used in this prospectus supplement have the meanings given to those terms in the accompanying prospectus. The convertible notes are part of the securities we registered with the Securities and Exchange Commission (the SEC) in June 1998 to be issued on terms to be determined at the time of sale.

General

         The convertible notes we are offering by this prospectus supplement constitute a series of debt securities for purposes of the senior indenture dated as of May 1, 1999 between the Company and Bank One Trust Company, N. A., as successor in interest to The First National Bank of Chicago, as trustee (the trustee), as supplemented by the supplemental indenture to be dated as of August 23, 2000 between the Company and the trustee (the senior indenture). Debt securities issued under the senior indenture, including the convertible notes, are collectively referred to in this prospectus supplement as "notes."

         The senior indenture and its associated documents, including the convertible notes we are offering, contain the full legal text of the matters described in this section. A copy of the form of indenture has been filed with the SEC as part of our registration statement. This section summarizes all the material terms of the convertible notes and the senior indenture. It does not, however, describe every aspect of the convertible notes and the senior indenture. For example, in this section, we use terms that have been given special meaning in the senior indenture, but we describe the meaning for only the more important of those terms.

         The convertible notes have an aggregate principal amount of $350,000,000, and may have an aggregate principal amount of up to $402,500,000 if the underwriter's over-allotment option is exercised, mature on August 15, 2005 and bear interest at 3.25% per annum.

         The convertible notes:

         o will be issued in U.S. dollars in denominations of $1,000 and integral multiples of $1,000.

         o represent unsecured and senior debt, and will rank on a parity with each other and with the Company's other unsecured and senior debt.

         o will be effectively subordinated to all present and future debt and obligations of the Company's subsidiaries.

         o will be convertible into shares of the Company's common stock at any time prior to the close of business on the business day immediately preceding the maturity date (unless previously redeemed), at a conversion rate of 7.2446 shares per each $1,000 principal amount of convertible notes, subject to adjustment upon the occurrence of the events described below under "- Conversion Rights".

         o are redeemable at the Company's option at any time on or after August 20, 2003, in whole or in part, at the redemption prices set forth below under "- Optional Redemption by Providian Financial Corporation", plus accrued and unpaid interest to the date of redemption.

         o will be issued only in global form, and you will not be permitted to withdraw the convertible notes from The Depository Trust Company of New York, New York, known as DTC, except in the limited situations described below under "- Book-Entry System".

         o  will not have the defeasance provisions of the senior indenture.

         Interest on the convertible notes:

         o is payable on February 15 and August 15 of each year, to the persons in whose names the convertible notes are registered at the close of business on February 1 or August 1, prior to the payment date.

         o will be calculated on the basis of a 360-day year of twelve 30-day months.

         o will be paid beginning on February 15, 2001 and interest will begin to accrue from August 23, 2000.

Conversion Rights

         You may at any time before the close of business on the business day immediately preceding the maturity date convert any portion of the principal amount of a convertible note (that has not previously been redeemed, repurchased or converted) that is an integral multiple of $1,000 into shares of the Company's common stock, at a conversion rate of 7.2446 shares per $1,000 principal amount of convertible notes, subject to adjustment in certain events as described below.

         If a convertible note has been called for redemption or repurchase your right to convert will terminate at the close of business on the business day immediately preceding the redemption or repurchase date for such convertible note, unless we default in making the payment due upon redemption.

         In order to exercise your right of conversion, you must deliver your convertible note at the corporate trust office of the trustee in the Borough of Manhattan, The City of New York, accompanied by a notice of conversion (a copy of which you may obtain from the trustee) duly signed and completed. The conversion date will be the date on which you deliver your convertible note and duly signed and completed notice of conversion. As promptly as practicable on or after the conversion date, the Company will deliver to the trustee the number of full shares of common stock issuable upon conversion, along with a cash payment for any fractional shares.

         If you surrender convertible notes for conversion on a date that is not a date on which interest is payable, you will not be entitled to receive any interest for the period from the interest payment date preceding such date to the date of conversion, except as described below. Any note surrendered for conversion during the period from the close of business on any record date for the payment of interest on such convertible note to the opening of business on the next succeeding interest payment date (except convertible notes, or portions thereof, called for redemption on a redemption date or to be repurchased on a repurchase date, for which the right to convert would terminate during such period) must be accompanied by payment of an amount equal to the interest payable on such interest payment date on the principal amount of convertible notes being surrendered for conversion. In the case of any convertible note which has been converted after any record date for the payment of interest on such convertible note but before the next succeeding interest payment date, interest payable on such interest payment date shall be payable on such interest payment date notwithstanding such conversion, and such interest shall be paid to the holder of such convertible note on such record date.

         No other payment or adjustment for interest, or for any dividends in respect of the common stock issuable upon conversion, will be made upon conversion. As a holder of common stock after conversion you will not be entitled to receive any dividends payable to holders of common stock as of any record date before the close of business on the conversion date. In addition, you will not receive fractional shares of common stock upon conversion. Instead, the Company will pay you an appropriate amount in cash based on the market price of the common stock at the close of business on the date of conversion.

         When you surrender a convertible note for conversion you will not be required to pay any taxes or duties in respect of the issue or delivery of common stock on conversion. However, the Company is not responsible for the payment of any tax or duty that may be payable in respect of any transfer involved in the issue or delivery of common stock in a name other than that of the holder of the convertible note. And the Company will not issue or deliver certificates representing shares of common stock unless the person requesting such issue has paid to the Company the amount of any such tax or duty or has established to the Company's satisfaction that such tax or duty has been paid.

Anti-Dilution Adjustments

         The rate at which convertible notes may be converted into common stock is subject to adjustment in certain events, including:

         o the payment of a stock dividend or other distributions on shares of the Company's common stock payable in shares of the Company's common stock;

         o the issuance to all holders of the Company's common stock of rights, options or warrants entitling them to subscribe for or purchase common stock at less than the then current market price;

         o subdivisions, combinations and reclassifications of the Company's common stock;

         o distributions to all holders of common stock of evidences of indebtedness of the Company, securities, cash or other assets;

         o distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in the fourth bullet point above, or cash distributed upon a merger or consolidation to which the second paragraph of this section "- Anti-Dilution Adjustments" applies) to all holders of the Company's common stock in an aggregate amount that, when combined with (i) other all-cash distributions made within the preceding twelve months in respect of which no adjustment has been made and (ii) the cash and the fair market value of other consideration payable in respect of any tender offer by the Company or any of its subsidiaries for common stock concluded within the preceding twelve months in respect of which no adjustment has been made, exceeds 10% of the Company's aggregate market capitalization (calculated as the product of the current market price of the Company's common stock and the number of shares of common stock then outstanding); and

         o the successful completion of a tender offer made by the Company or any of its subsidiaries for the Company's common stock which involves an aggregate consideration that, when combined with (i) any cash and the fair market value of other consideration payable in respect of any other tender offer by the Company or any of its subsidiaries for the Company's common stock concluded within the preceding twelve months in respect of which no adjustment has been made and (ii) the aggregate amount of any all-cash distributions referred to in the fifth bullet point above to all holders of common stock made within the preceding twelve months in respect of which no adjustments have been made, exceeds 10% of the Company's aggregate market capitalization (calculated as described in the fifth bullet point above) on the date of expiration of such tender offer.

         In case of any merger, amalgamation, arrangement or consolidation of the Company with or into another person or any merger of another person into the Company, other than a merger which does not result in any reclassification, conversion, exchange or cancellation of the Company's common stock, or in the case of any sale or transfer of all or substantially all of the assets of the Company, a supplemental indenture should be executed and delivered to the trustee which shall provide that the holder of any convertible note then outstanding shall have the right to convert such convertible note only into the kind and amount of securities, cash and other property receivable upon such merger, amalgamation, arrangement, consolidation, sale or transfer by a holder of the number of shares of the Company's common stock into which such convertible note was convertible immediately prior to the transaction, assuming the holder of common stock failed to exercise any right of election as to the kind or amount of consideration receivable by such holder.

         In certain instances, a decrease in the conversion price resulting from the adjustments described above may give rise to a taxable dividend, as described under "Material United States Federal Income Tax Considerations." The Company reserves the right to make increases in the conversion rate in addition to those required in the foregoing provisions as we consider to be advisable in order that any event treated for United States federal income tax purposes as a dividend of stock or stock rights to the Company's stockholders will not be taxable to the recipients.

         The Company may from time to time increase the conversion rate by any amount for any period of at least 20 days, in which case we will give at least 15 days' notice of such increase, if the board of directors of the Company has made a determination that such increase would be in the best interests of the Company, which determination shall be conclusive.

         No adjustment of the conversion rate will be required to be made until the cumulative adjustments amount to 1.0% or more of the then current conversion rate. The Company will compute any adjustments to the conversion rate pursuant to these provisions and will give notice to the holders of any such adjustments.

Optional Redemption by Providian Financial Corporation

         On and after August 20, 2003, the Company may redeem the convertible notes, in whole or in part, at the redemption prices specified below, by giving the holders not less than 30 nor more than 60 days' prior notice as described under "- Notices" below. The redemption prices, expressed as a percentage of principal amount, are as follows:

                     Redemption Date                   Redemption
                       on or after:                       Price
                     August 20, 2003                     101.30%
                     August 15, 2004                     100.65%

in each case, together with accrued interest to the redemption date.

         No sinking fund is provided for the convertible notes, which means that the senior indenture does not require us to fund a deposit account which would be used to redeem or retire the convertible notes periodically.

         Settlement by purchasers of the convertible notes will be made in immediately available funds. All payments by the Company to the depositary of principal and interest will be made in immediately available funds.

Repurchase at Option of Holders Upon a Change of Control

         If a change of control occurs, the Company is required, within not more than 60 days nor less than 30 days following the occurrence of the change of control, to make an offer to purchase all of the outstanding convertible notes at a purchase price equal to 100% of the principal amount of the convertible notes plus accrued interest to the repurchase date.

         Any portion of the principal amount of the convertible notes that is equal to $1,000 or an integral multiple of $1,000 may be repurchased if properly tendered and not withdrawn by the holder. The Company's offer to repurchase the convertible notes will remain open for 20 business days or until the business day prior to the repurchase date, whichever is later.

         In order to effect the repurchase, we are required to mail to each holder a notice to that effect and deliver a copy of this notice to the trustee, not later than 30 days after the occurrence of the change of control. The notice will govern the terms of our offer to repurchase the convertible notes and will describe the procedures that the holders must follow in order to accept the offer.

         If the holders exercise their right to require the Company to purchase the convertible notes, and the repurchase constitutes a "tender offer" for purposes of Rule 14e-1 under the Exchange Act, we will comply with the requirements of Rule 14e-1 as then in effect with respect to any repurchase.

         A change of control means the occurrence of any of the following events:

         o any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the "beneficial owner" (as defined below), directly or indirectly, of more than 50% of the total voting power of the Company;

         o the Company consolidates with, or merges with or into, another person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any person (or any person consolidates with, or merges with or into, the Company), pursuant to a transaction in which the Company's voting shares are converted into or exchanged for cash, securities or other property, except a transaction where (i) the Company's voting shares are converted into or exchanged for voting shares of the surviving or transferee corporation (other than voting shares that mature or are redeemable for cash or debt securities prior to the maturity date of the convertible notes) and (ii) immediately after such transaction no "person" or "group" is the "beneficial owner", directly or indirectly, of more than 50% of the total voting power of the surviving or transferee corporation;

         o at any time during any consecutive two-year period, the following persons cease for any reason to constitute a majority of the board of directors of the Company: (i) individuals who at the beginning of such period constituted the board of directors of the Company or
            (ii) any new directors whose election by the board of directors of the Company or whose nomination for election by the Company's stockholders was approved by a vote of at least a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved; or

         o the Company is liquidated or dissolved or adopts a plan of liquidation.

         However, a change of control will not be deemed to have occurred if either:

         o the closing price per share of our common stock for any five days within the period of 10 consecutive trading days ending immediately after the later of the change of control or the public announcement of the change of control, in the case of a change of control under the first bullet point in the preceding paragraph, or the period of 10 consecutive trading days ending immediately before the change of control, in the case of a change of control under the second bullet point in the preceding paragraph, equals or exceeds 105% of the conversion price of the convertible notes in effect on each of those trading days; or

         o all of the consideration, excluding cash payments for fractional shares and cash payments made pursuant to dissenters' appraisal rights, in a merger or consolidation otherwise constituting a change of control under the first and second bullet points in the preceding paragraph above consists of shares of common stock traded on a national securities exchange or quoted on the Nasdaq National Market, or will be so traded or quoted immediately following such merger or consolidation, and as a result of such merger or consolidation the convertible notes become convertible solely into such common stock.

         For purposes of these provisions, the conversion price is equal to $1,000 divided by the conversion rate.

         "Beneficial owner" will be determined in accordance with Rules 13d-3 and 13d-5 under the Exchange Act, and will include, with respect to any securities, any person having the right to acquire those securities, whether immediately or after the passage of time, upon the happening of an event or otherwise.

Ranking

         The convertible notes will be direct, unsecured obligations of the Company and will rank on a parity with all outstanding unsecured senior indebtedness of the Company. The convertible notes will rank senior to all of the Company's existing and future subordinated debt (including, without limitation, any securities offered by the Company under the subordinated indenture dated as of May 1, 1999 between the Company and Chase Manhattan Bank and Trust Company, National Association) and are effectively subordinated to all existing and future indebtedness and obligations of PNB, PB and our other direct and indirect subsidiaries.

Events of Default

         An event of default with respect to the notes of any series is defined in the senior indenture as:

         o default in the payment of principal of or premium, if any, on any of the notes of that series when due,

         o default in the payment of interest on any of the notes of that series when due and continuance of such default for 30 days,

         o default in the deposit of any sinking fund payment on any of the notes of that series when due,

         o default in the performance, or breach, of certain other covenants or warranties of the Company in the senior indenture with respect to notes of that series and continuance of such default or breach for 60 days after written notice by the trustee or the holders of not less than 25% in aggregate principal amount of the notes of that series,

         o any event of default under any mortgage, indenture or other instrument under which any indebtedness for borrowed money in an aggregate principal amount exceeding $5,000,000 of the Company or PNB shall become due and payable, if such acceleration is not rescinded or annulled within 30 days after written notice as provided in the senior indenture,

         o certain events of bankruptcy, insolvency or reorganization of the Company, or

         o any other event that may be specified with respect to notes of that series.

         Additional events of default with respect to the convertible notes are defined in the supplemental indenture as (i) the failure of the Company to convert any portion of the principal amount of a convertible note following the exercise by the holder of such convertible note of the right to convert such convertible note into common stock and (ii) the failure of the Company to give a change of control notice or the failure of the Company to pay the change of control purchase price.

         If an event of default (other than an event of default arising from the bankruptcy, insolvency or reorganization of the Company) with respect to any series of notes for which there are notes outstanding under the senior indenture occurs and is continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the notes of such series outstanding may declare the principal amount (or if such notes are original issue discount notes, such portion of the principal amount as may be specified in the terms of that series) of all notes of that series to be immediately due and payable. If an event of default arising from the bankruptcy, insolvency or reorganization of the Company with respect to any series of notes for which there are notes outstanding under the senior indenture occurs, the principal amount (or if such notes are original issue discount notes, such portion of the principal amount as may be specified in the terms of that series) of all notes of that series will automatically, and without any action on the part of the trustee or any holder, become immediately due and payable. The holders of a majority in aggregate principal amount of the notes of any series outstanding under the senior indenture may waive an event of default resulting in acceleration of such notes, but only if all events of default with respect to notes of such series have been remedied and all payments due (other than those due as a result of acceleration) have been made.

         If an event of default occurs and is continuing, the trustee may, in its discretion, and shall, at the written request of holders of not less than a 25% in aggregate principal amount of the notes of any series outstanding under the senior indenture and upon reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request and subject to certain other conditions set forth in the senior indenture, proceed to protect the rights of the holders of all the notes of such series. Prior to acceleration of maturity of the notes of any series outstanding under the senior indenture, the holders of a majority in aggregate principal amount of such notes may waive any past default under the senior indenture except a default in the payment of principal of, premium, if any, or interest on the notes of such series.

         The senior indenture provides that upon the occurrence of an event of default arising from either (i) the default in the payment of principal of or premium, if any, on any of the notes of that series outstanding under the senior indenture when due or (ii) the default in the payment of interest on any of the notes of that series outstanding under the senior indenture when due and continuance of such default for 30 days, the Company will, upon demand of the trustee, pay to it, for the benefit of the holder of any such note, the whole amount then legally due and payable on such notes for principal, premium, if any, and interest. The senior indenture further provides that if the Company fails to pay such amount forthwith upon such demand, the trustee may, among other things, institute a judicial proceeding for the collection thereof.

         The senior indenture also provides that notwithstanding any other provision of the senior indenture, the holder of any note of any series shall have the right to institute suit for the enforcement of any payment of principal of, premium, if any, and interest on such notes on the respective stated maturities as expressed in such note and that such right shall not be impaired without the consent of such holder.

         The Company is required to file annually with the trustee a written statement of officers as to the existence or non-existence of defaults under the senior indenture.

Senior Indenture Covenants

Limitation on Disposition of PNB

         Subject to certain exceptions, so long as any of the notes are outstanding, the Company: (a) will not, nor will it permit PNB to, sell, assign, transfer or otherwise dispose of any shares of, securities convertible into or options, warrants or rights to subscribe for or purchase shares of voting stock of PNB, nor will the Company permit PNB to issue any shares of, or securities convertible into or options, warrants or rights to subscribe for or purchase shares of voting stock of PNB (other than sales of directors' qualifying shares) unless the Company will own, directly or indirectly, at least 80% of the issued and outstanding voting stock of PNB after giving effect to such transaction; or
(b) will not permit PNB to either (i) merge or consolidate with or into any corporation (other than the Company), unless at least 80% of the surviving corporation's issued and outstanding voting stock is, or upon consummation of the merger or consolidation will be, owned, directly or indirectly by the Company, or (ii) lease, sell or transfer all or substantially all of its properties and assets to any corporation or other person (other than the Company), unless 80% of the issued and outstanding voting stock of such corporation or other person is owned, or will be owned, upon such lease, sale or transfer, directly or indirectly, by the Company; provided, however, that nothing in this covenant shall prohibit the Company or PNB from the sale or transfer of assets pursuant to any securitization transaction.

Limitation on Creation of Certain Liens

         So long as any of the notes are outstanding, the Company will not, nor will it permit PNB to, create, assume, incur, or suffer to be created, assumed or incurred or to exist, any pledge, encumbrance or lien, as security for indebtedness for borrowed money, upon any shares of, or securities convertible into or options, warrants or rights to subscribe for or purchase shares of, voting stock of PNB, directly or indirectly, without making effective provision whereby the applicable notes of all series shall be equally and ratably secured with any and all such indebtedness if, treating such pledge, encumbrance or lien as a transfer of the shares of, or securities convertible into or options, warrants or rights to subscribe for or purchase shares of, voting stock of PNB subject thereto to the secured party and after giving effect to the issuance of the maximum number of shares of voting stock of PNB issuable upon the exercise of all such convertible securities, options, warrants or rights, the Company would not continue to own, directly or indirectly, at least 80% of the issued and outstanding voting stock of PNB.

Modification and Waiver of the Senior Indenture

         The senior indenture provides that the Company and the trustee may enter into a supplemental indenture to amend the senior indenture without the consent of any holder of the notes:

         o to evidence the succession of another person to the Company and the assumption by any such successor of the covenants of the Company therein and in the notes,

         o to add to the covenants of the Company for the benefit of the holders of all or any series of notes (and if such covenants are to be for the benefit of less than all series of notes, stating that such covenants are expressly being included solely for the benefit of such series) or to surrender any right or power herein conferred upon the Company,

         o to add any additional events of default for the benefit of the holders of all or any series of notes (and if such additional events of default are to be for the benefit of less than all series of notes, stating that such additional events of default are expressly being included solely for the benefit of such series),

         o to add to or change any of the provisions of the senior indenture to such extent as shall be necessary to permit or facilitate the issuance of notes in bearer form, registrable or not registrable as to principal, and with or without interest coupons, or to permit or facilitate the issuance of notes in uncertificated form,

         o to add to, change or eliminate any of the provisions of the senior indenture in respect of one or more series of notes, provided that any such addition, change or elimination (i) shall neither (A) apply to any note of any series created prior to the execution of such supplemental indenture and entitled to the benefit of such provision nor (B) modify the rights of the holder of any such note with respect to such provision or (ii) shall become effective only when there are no such notes outstanding,

         o  to secure the notes,

         o to establish the form or terms of notes permitted by the senior indenture,

         o to evidence and provide for the acceptance of appointment by a successor trustee with respect to the notes of one or more series and to add to or change any of the provisions of the senior indenture as shall be necessary to provide for or facilitate the administration of the trusts by more than one trustee in accordance with the senior indenture, or

         o to cure any ambiguity, defect or inconsistency, or to make any other provisions with respect to matters arising under the senior indenture, provided that such action will not adversely affect the interests of the holders of notes of any series in any material respect.

         The senior indenture may be modified or amended at any time with the consent of the holders of not less than 66 2/3% in aggregate principal amount of all series of the notes at the time outstanding under the senior indenture and affected by such modification or amendment; provided, however, that without the consent of the holder of each note affected, no such modification or amendment shall:

         o change the stated maturity of the principal of, or any installment of principal of or interest on, any note, or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or reduce the amount of the principal of an original issue discount note or any other note which would be due and payable upon a declaration of acceleration of the maturity thereof, or change any place of payment where, or the coin or currency in which, any note or any premium or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the stated maturity thereof (or, in the case of redemption, on or after the redemption date), or impair the right of any holder to convert any convertible note, or impair or adversely affect the right to bring a suit to enforce the right to convert any convertible note, or adversely affect the right to require the Company to repurchase the convertible notes upon a change of control, or reduce or adversely affect the right to receive the redemption price or repurchase price for the convertible notes, or

         o reduce the percentage in principal amount of the outstanding notes of any series, the consent of whose holders is required for any such supplemental indenture or the consent of whose holders is required for any waiver provided for in the senior indenture, or

         o with the exception of certain provisions relating to the trustee, modify any of the provisions relating to the amendment of the senior indenture with the consent of the holders of the notes or the waiver of past defaults, except to increase any such percentage or to provide that certain other provisions of the senior indenture cannot be modified or waived without the consent of the holder of each outstanding note affected thereby.

Corporate Existence, Consolidation, Merger and Sale of Assets

         Except as described in the next paragraph, the Company will do or cause to be done all things necessary to preserve and keep in full force and effect its existence and the existence of PNB and its rights (charter or statutory) and franchises and those of PNB; provided, however, that the Company will not be required to preserve any such right or franchise if the Company determines that the preservation thereof is no longer desirable in the conduct of its business and that the loss thereof is not disadvantageous in any material respect to the holders of the notes.

         The Company may consolidate with or merge into any other entity or entities or convey, transfer or lease its properties and assets substantially as an entirety to any person without the consent of the holders of any of the notes provided that (i) any successor or purchaser is a corporation, partnership or trust organized under the laws of the United States of America, any state thereof or the District of Columbia, and any such successor or purchaser expressly assumes the Company's obligations on the notes under the senior indenture, (ii) immediately after giving effect to the transaction no event of default under the senior indenture, and no event which, after notice or lapse of time or both, would become an event of default under the senior indenture, shall have happened and be continuing, (iii) if as a result of such transaction the Company would become subject to an encumbrance not permitted by the senior indenture, the Company or such successor purchaser takes necessary steps to effectively secure the notes equally and ratably with (or prior to) all indebtedness secured thereby, and (iv) the Company has delivered to the trustee an officers' certificate and an opinion of counsel stating compliance with these provisions.

No Restriction on Future Indebtedness under the Senior Indenture

         The senior indenture does not contain any provision which will restrict us from incurring, assuming or becoming liable with respect to any indebtedness or other obligations. In addition, the senior indenture does not contain any provision which would afford holders of the convertible notes other protection upon the occurrence of a highly leveraged transaction involving the Company which may adversely affect the creditworthiness of the convertible notes.

Notices

         Notice to holders of the convertible notes will be given by mail to the addresses as they appear in the security register. Notices will be deemed to have been given on the date of such mailing.

         Notice of a redemption of convertible notes will be given not less than 30 nor more than 60 days prior to the redemption date and will specify the redemption date. A notice of redemption of the convertible notes will be irrevocable.

Governing Law

         The senior indenture and the convertible notes will be governed by and construed in accordance with the laws of the State of New York, United States of America.

Concerning the Trustee

         In certain instances, the Company or the holders of a majority of the then outstanding principal amount of the notes issued under the senior indenture may remove the trustee and appoint a successor trustee. Subject to the provisions of applicable law, the trustee may become the owner or pledgee of any of the notes with the same rights it would have if it were not the trustee. The trustee and any successor trustee must be a person or entity eligible to be a trustee under the Trust Indenture Act of 1939 and must have (or, in the case of a trustee or successor trustee included in a bank holding company system, the related bank holding company must have) a combined capital and surplus of at least $100,000,000. From time to time and subject to applicable law relating to conflicts of interest, the trustee may also serve as trustee under other indentures relating to securities issued by the Company and may engage in commercial transactions with the Company.

Legal Ownership

"Street Name" and Other Indirect Holders

         Investors who hold convertible notes in accounts at banks or brokers will generally not be recognized by us as legal holders of convertible notes. This is called holding in "street name." Instead, we would recognize only the bank or broker, or the financial institution the bank or broker uses to hold its convertible notes. These intermediary banks, brokers and other financial institutions pass along principal, interest and other payments on the convertible notes, either because they agree to do so in their customer agreements or because they are legally required to. If you hold convertible notes in "street name," you should check with your own institution to find out:

         o  How it handles securities payments and notices.

         o  Whether it imposes fees or charges.

         o  How it would handle voting if ever required.

         o Whether and how you can instruct it to send you convertible notes registered in your own name so you can be a direct holder as described below.

         o How it would pursue rights under the convertible notes if there were a default or other event triggering the need for holders to act to protect their interests.

Direct Holders

         Our obligations, as well as the obligations of the trustee and those of any third parties employed by us or the trustee, run only to those persons who are registered as holders of convertible notes. As noted above, we do not have obligations to you if you hold in "street name" or through other indirect means, either because you choose to hold convertible notes in that manner or because the convertible notes are issued in the form of "global securities" as described below. For example, once we make payment to the registered holder, we have no further responsibility for the payment even if that holder is legally required to pass the payment along to you as a "street name" customer but does not do so.

Global Securities

         What Is a Global Security?

         A "global security" is a special type of indirectly held security, as described above under "-Street Name and Other Indirect Holders." The ultimate beneficial owners can only be indirect holders of those convertible notes we issue in the form of global securities. We do this by requiring that the global security be registered in the name of a financial institution we select and by requiring that the convertible notes included in the global security not be transferred to the name of any other direct holder unless the special circumstances described below occur. The financial institution that acts as the sole direct holder of the global security is called the "depositary." Any person wishing to own a convertible note must do so indirectly by virtue of an account with a broker, bank or other financial institution that in turn has an account with the depositary. As described further under "-Book-Entry System" below, the convertible notes will be issued only in the form of global securities.

         Special Investor Considerations for Global Securities

         As an indirect holder, an investor's rights relating to a global security will be governed by the account rules of the investor's financial institution and of the depositary, as well as general laws relating to securities transfers. We do not recognize this type of investor as a holder of convertible notes and instead deal only with the depositary that holds the global security.

         An investor should be aware that with respect to the convertible notes:

         o The investor cannot get convertible notes registered in his or her own name.

         o The investor cannot receive physical certificates for his or her interest in the convertible notes.

         o The investor will be a "street name" holder and must look to his or her own bank or broker for payments on the convertible notes and protection of his or her legal rights relating to the convertible notes. See "-Street Name and Other Indirect Holders" above.

         o The investor may not be able to sell interests in the convertible notes to some insurance companies and other institutions that are required by law to own their securities in the form of physical certificates.

         o The depositary's policies will govern payments, transfers, exchanges and other matters relating to the investor's interest in the global security. We and the trustee have no responsibility for any aspect of the depositary's actions or for its records of ownership interests in the global security. We and the trustee also do not supervise the depositary in any way.

         o The depositary will require that interests in a global security be purchased or sold within its system using same-day funds for settlement.

         Special Situations When Global Security Will Be Terminated

         In a few special situations, the global security will terminate and interests in it will be exchanged for physical certificates representing convertible notes (called certificated convertible notes). After that exchange, the choice of whether to hold convertible notes directly or in "street name" will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in convertible notes transferred to their own name, so that they will be direct holders. The rights of "street name" investors and direct holders in the convertible notes have been previously described above under "-Street Name and Other Indirect Holders" and "-Direct Holders." The special situations for termination of a global security are described under "Book-Entry System" below. When a global security terminates, the depositary (and not us or the trustee) is responsible for deciding the names of the institutions that will be the initial direct holders.

General Features of the Convertible Notes

         The convertible notes will be unsecured obligations of the Company and will be issued only in the form of one or more global securities registered in the name of a nominee of The Depository Trust Company, as depositary, except as specified in "Book-Entry System" below. As used in this prospectus supplement, the term "holder" means those who own convertible notes registered in their own names and not those who own beneficial interests in convertible notes registered in "street name" or in convertible notes represented by one or more global notes issued in "book-entry" form through the depositary. For more information on certificated and global notes, see "-Legal Ownership" above and "-Book-Entry System" below.

         The convertible notes may be registered for transfer or exchanged at the principal office of the Corporate Trust Department of Bank One Trust Company, National Association in Chicago, Illinois. The transfer or exchange of the convertible notes will be effected as specified in "-Book-Entry System" below.

Book-Entry System

         Upon issuance, all convertible notes will be represented by one or more fully registered global notes. Each global note will be deposited with, or on behalf of, the depositary, The Depository Trust Company, New York, New York, and registered in the name of the depositary's nominee. Except as described below, global notes may be transferred, in whole and not in part, only by the depositary to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary.

         The depositary has advised the underwriter and us as follows: the depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The depositary holds securities that its participants deposit with the depositary. The depositary also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, eliminating the need for physical movement of securities certificates. "Direct participants" include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The depositary is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the depositary's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly (indirect participants). The Rules applicable to the depositary and its participants are on file with the Securities and Exchange Commission.

         Purchases of interests in the global notes under the depositary's system must be made by or through direct participants, which will receive a credit for such interests on the depositary's records. The ownership interest of each actual purchaser of interests in the global notes, each called a beneficial owner, is in turn to be recorded on the direct and indirect participants' records. Beneficial owners will not receive written confirmation from the depositary of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the global notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the global notes, except as described below.

         To facilitate subsequent transfers, all global notes deposited by participants with the depositary are registered in the name of the depositary's partnership nominee, Cede & Co. The deposit of global notes with the depositary and their registration in the name of Cede & Co. effect no change in beneficial ownership. The depositary has no knowledge of the actual beneficial owners of the interests in the global notes; the depositary's records reflect only the identity of the direct participants to whose accounts interests in the global notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

         Conveyance of notices and other communications by the depositary to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

         Neither the depositary nor Cede & Co. will consent or vote with respect to the global notes. Under its usual procedures, the depositary mails an omnibus proxy to the issuer as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts interests in the global notes are credited on the record date (identified in a listing attached to the omnibus proxy).

         Principal and interest payments on the global notes will be made to the depositary. The depositary's practice is to credit direct participants' accounts on the payment date in accordance with their respective holdings shown on the depositary's records unless the depositary has reason to believe that it will not receive payment on the payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participant and not of the depositary, the trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to the depositary is the responsibility of us or the trustee, disbursement of such payments to direct participants shall be the responsibility of the depositary, and disbursement of such payments to the beneficial owners shall be the responsibility of direct and indirect participants.

         Conversion will be effected by the depositary upon notice from the holder of a beneficial interest in a global note in accordance with its rules and procedures. Convertible notes surrendered for conversion must be accompanied by a conversion notice and any payments in respect of interest, as applicable, as described above under "- Conversion Rights".

         The depositary may discontinue providing its services as securities depository with respect to the convertible notes at any time by giving reasonable notice to the Company or the trustee. Under such circumstances, in the event that a successor securities depositary is not obtained, certificated convertible notes are required to be printed and delivered.

         The Company may decide to discontinue use of the system of book-entry transfers through the depositary (or a successor securities depositary). In that event certificated convertible notes will be printed and delivered.

         The convertible notes represented by one or more global notes are exchangeable for certificated convertible notes of like tenor as such convertible notes if:

         o the depositary for such global notes notifies us that it is unwilling or unable to continue as depositary for such global notes or if at any time such depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended;

         o we in our discretion at any time determine not to have all of the convertible notes represented by one or more global notes and notify the trustee of such determination; or

         o an event of default has occurred and is continuing with respect to the convertible notes.

         Any convertible note that is exchangeable pursuant to the preceding sentence is exchangeable for certificated convertible notes issuable in authorized denominations and registered in such names as the depositary holding such global notes shall direct. The authorized denominations of the convertible notes will be $1,000 or any greater amount that is an integral multiple of $1,000. Subject to the foregoing, a global note is not exchangeable, except for a global note or global notes of the same aggregate denominations to be registered in the name of such depositary or its nominee.

         The information in this section concerning the depositary and the depositary's book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy of such information.

Repurchase

         We may at any time purchase the convertible notes at any price in the open market or otherwise. The convertible notes we purchase in this manner may, at our discretion, be held, resold or surrendered to the trustee for cancellation.


            MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

         The following is a summary of certain United States federal income tax considerations relating to the purchase, ownership and disposition of the convertible notes and the common stock into which convertible notes may be converted, but does not propose to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change (possibly with retroactive effect). This summary deals only with holders that will hold convertible notes and common stock into which convertible notes may be converted as "capital assets" (within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code")) and does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt organizations, insurance companies, dealers in securities or currencies, persons subject to the alternative minimum tax, or persons that will hold convertible notes as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes or persons deemed to sell convertible notes or common stock under the constructive sale provisions of the Code. This summary discusses the tax considerations applicable to the initial purchasers of the convertible notes who purchase the convertible notes at the original issue price and does not discuss the tax considerations applicable to subsequent purchasers of the convertible notes. The Company has not sought any ruling from the Internal Revenue Service (the "IRS") or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. In addition, the IRS is not precluded from successfully adopting a contrary position. This summary does not consider the effect of any applicable foreign, state, local or other tax laws.

         INVESTORS CONSIDERING THE PURCHASE OF CONVERTIBLE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

         For purposes of this discussion, "U.S. Holder" means a holder that is a citizen or resident of the United States, a partnership or corporation created or organized in the United States or any State thereof (including the District of Columbia), or an estate or trust the income of which is subject to United States federal income tax regardless of its source. The term "non-U.S. Holder" refers to any holder other than a U.S. Holder.

Adjustment to Conversion Price

         Section 305 of the Code treats as a taxable distribution certain actual or constructive distributions of stock with respect to stock and convertible securities. Applicable Treasury Regulations treat holders of convertible debentures as having received such a constructive distribution where the conversion price is adjusted to reflect certain distributions with respect to the stock into which such debentures are convertible. Thus, under certain circumstances, an adjustment in the conversion price of the common stock may be taxable to the holders as a taxable dividend distribution. Adjustments to the conversion price, however, made pursuant to a bona fide, reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of such securities, generally will not be considered to result in a constructive distribution of stock. The supplemental indenture provides that the conversion price will be adjusted upon the occurrence of certain circumstances, or if the Company deems such adjustments advisable. There can be no assurance that some of the adjustments, more fully described in the supplemental indenture, would not result in a constructive taxable distribution to the holders under Sections 301 and 305 of the Code. In such a case, holders may recognize income as a result of an event pursuant to which they receive no cash or property that could be used to pay the related income tax. Holders of the convertible notes are advised to consult with their tax advisors to more fully appreciate the potential of taxable dividend distributions upon such conversion price modifications.

Taxation of U.S. Holders

Interest

         Interest on a convertible note generally will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received, in accordance with the U.S. Holder's usual method of accounting for U.S. federal income tax purposes.

Conversion of the Convertible Notes

         A U.S. Holder generally will not recognize any income, gain or loss upon conversion of a convertible note into common stock except with respect to cash received in lieu of a fractional share of common stock. A U.S. Holder's tax basis in the common stock received on conversion of a convertible note will be the same as such holder's adjusted tax basis in the convertible note at the time of conversion (reduced by any basis allocable to a fractional share interest), and the holding period for the common stock received on conversion will generally include the holding period of the convertible note converted. Special federal income tax rules for the treatment of the conversion of a convertible note into common stock may apply if a U.S. Holder converts after a record date for the payment of interest but prior to the next succeeding interest payment date.

         Cash received in lieu of a fractional share of common stock upon conversion will be treated as a payment in exchange for a fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and the U.S. Holder's adjusted tax basis in the fractional share).

Dividends

         Dividends paid on the common stock generally will be includable in the income of a U.S. Holder as ordinary income to the extent of the Company's current or accumulated earnings and profits, with any excess treated as a tax-free return of capital and thereafter as capital gain.

Sale, Exchange or Redemption of the Convertible Notes

         Upon the sale, exchange or redemption of a convertible note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest income not previously included in income, which is taxable as ordinary income) and (ii) such holder's adjusted tax basis in the convertible note. A U.S. Holder's adjusted tax basis in a convertible note generally will equal the cost of the convertible note to such holder. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period in the convertible note is more than one year at the time of sale, exchange or redemption.

Sale of Common Stock

         Upon the sale or exchange of common stock, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale or exchange and (ii) such holder's adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period in the common stock is more than one year at the time of the sale or exchange.

Information Reporting and Backup Withholding Tax

         In general, information reporting requirements will apply to payments of principal, premium, if any, and interest on a convertible note, payments of dividends on common stock, payments of the proceeds of the sale of a convertible note and payments of the proceeds of the sale of common stock, and a 31% backup withholding tax may apply to such payments if the U.S. Holder either (i) fails to demonstrate that the U.S. Holder comes within certain exempt categories of holders or (ii) fails to furnish or certify the U.S. Holder's correct taxpayer identification number to the payor in the manner required, is notified by the IRS that such holder has failed to report payments of interest and dividends properly, or under certain circumstances, fails to certify that such holder has not been notified by the IRS that such holder is subject to backup withholding for failure to report interest and dividend payments. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder will be allowed as a credit against such holder's United States federal income tax and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS.

Taxation of Non-U.S. Holders

Payments of Interest

         Payments of interest by the Company or any paying agent to a non-U.S. Holder of a convertible note will not be subject to United States federal withholding tax provided that (i) such holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, (ii) such holder is not for United States federal income tax purposes a controlled foreign corporation related to the Company through stock ownership, and (iii) such holder certifies, under penalty of perjury, that it is a non-U.S. Holder and provides its name and address to the person otherwise required to withhold. In certain circumstances, the certification may be provided by or through a bank or other financial institution. Recently finalized Treasury regulations (the "Final Withholding Regulations"), that are generally effective with respect to payments made after December 31, 2000, would provide alternative methods for satisfying the above-described certification requirements. The Final Withholding Regulations also generally would require, in the case of convertible notes held by a foreign partnership, that (i) the certification described above be provided by the partners rather than by the foreign partnership and (ii) the partnership provide certain information, including a United States taxpayer identification number. A look-through rule generally would apply in the case of tiered partnerships.

Conversion of a Note into Common Stock

         A non-U.S. Holder of a convertible note will not be subject to United States federal income tax on conversion of the convertible notes solely into common stock pursuant to the terms of the convertible notes, except with respect to cash received in lieu of a fractional share which will be treated as a sale of the factional share. See "Disposition of Notes or Common Stock" below.

         Non-U.S. Holders should consult their own tax advisors regarding the tax consequences of converting the convertible notes into common stock.

Dividends

         Dividends paid with respect to common stock by the Company to non-U.S Holders generally will be subject to a 30% United States federal withholding tax, subject to reduction for non-U.S. Holders eligible for the benefits of certain income tax treaties with the United States.

Disposition of Notes or Common Stock

         A non-U.S. Holder will not be subject to United States federal income tax on any gain or income realized upon the sale, exchange, retirement or other disposition of a convertible note or common stock if (i) the convertible note and the common stock are held as a capital asset, (ii) such gain or income is not effectively connected with a trade or business in the United States of the non-U.S. Holder, (iii) in the case of a non-U.S. Holder who is an individual, such non-U.S. Holder is not present in the United States for 183 days or more in the taxable year of such sale, retirement or other disposition, and (iv) the Company is not and has not been a "U.S. real property holding corporation" ("USRPHC") for federal income tax purposes.

         The Company is not and does not intend to become a USRPHC. However, no assurance can be given that the Company will not become one in the future. In general, if the Company is determined to be a USRPHC then non-U.S. Holders may be subject to United States income tax on the sale, exchange, retirement or other disposition of a convertible note (possibly on the conversion of a convertible note into common stock) or the converted common stock, and to withholding at a rate of 10% on any such disposition. However, a non-U.S. Holder will not be subject to these special rules even if the Company is determined to be a USRPHC provided that such non-U.S. Holder did not at any time during the five years ending on the date of sale or disposition actually or constructively own more than 5% of the common stock of the

Company (including any common stock that may be received in exchange for a convertible note).

United States Business

         A non-U.S. Holder engaged in a trade or business in the United States whose income from a convertible note or common stock (including gain from the sale, exchange, retirement or other disposition thereof) is effectively connected with the conduct of such trade or business, although exempt from the withholding tax described above (if the appropriate certification has been provided), will generally be subject to regular United States income tax on such income in the same manner as if it were a U.S. Holder. In addition, if such a holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to adjustments.

Estate Tax

         A convertible note held by an individual who is a non-U.S. Holder at the time of death will not be subject to United States federal estate tax upon such individual's death if such holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote and if at the time of such individual's death payments with respect to the convertible notes would not have been effectively connected with a United States trade or business of such individual. The converted common stock will be subject to United States federal estate tax, subject to reduction of such estate tax if the individual is eligible for the benefits of an estate tax treaty with the United States.

Backup Withholding and Information Reporting

         Backup withholding and information reporting will not apply to payments of principal, premium, if any, and interest made to a non-U.S. Holder by the Company on a convertible note with respect to which the holder has provided the required certification under penalties of perjury of its non-U.S. Holder status or has otherwise established an exemption, provided in each case that the Company or its paying agent, as the case may be, does not have actual knowledge that the payee is a United States person. Backup withholding generally will not apply to distributions made on the common stock to a non-U.S. Holder.

         In addition, except as provided in the following sentences, if principal, premium, if any, or interest payments on a convertible note are collected outside the United States by a foreign office of a custodian, nominee or other agent acting on behalf of a non-U.S. Holder, such custodian, nominee or other agent will not be required to apply backup withholding to such payments made to such holder and will not be subject to information reporting. However, if such custodian, nominee or other agent is a United States person, a controlled foreign corporation for United States tax purposes or a foreign person 50 percent or more of whose gross income is derived from its conduct of a United States trade or business for a specified three-year period (or, in addition, for payments made after December 31, 2000, a foreign partnership engaged in a United States trade or business or in which United States persons hold more than 50 percent of the income or capital interests, or certain United States branches of foreign banks or insurance companies), such custodian, nominee or other agent may be subject to information reporting with respect to such payments unless the non-U.S. Holder has provided certain required information or documentation to establish its non-United States status or otherwise establishes an exemption. In addition, under the Final Withholding Regulations, any payment of interest made after December 31, 2000 that is subject to such information reporting will also be subject to backup withholding, unless the payment is made to an account maintained at an office or branch of a United States or foreign bank or other financial institution at a location outside the United States or its possessions.

         Payments on the sale, exchange or other disposition of a convertible note by a non-U.S. Holder effected outside the United States to or through a foreign office of a broker will not be subject to backup withholding. However, if such broker is a United States person, a controlled foreign corporation for United States tax purposes or a foreign person 50 percent or more of whose gross income is derived from its conduct of a United States trade or business for a specified three-year period (or, in addition, for payments made after December 31, 2000, a foreign partnership engaged in a United States trade or business or in which United States persons hold more than 50 percent of the income or capital interests, or certain United States branches of foreign banks or insurance companies), information reporting will be required unless the beneficial owner has provided certain required information or documentation to the broker to establish its non-United States status or otherwise establishes an exemption. Payments to or through the United States office of a broker will be subject to backup withholding and information reporting unless the holder certifies under penalties of perjury to its non-U.S. Holder status or otherwise establishes an exemption.

         Non-U.S. Holder should consult their tax advisors regarding the application of United States federal income tax laws, including information reporting and backup withholding, to their particular situations.

                                  UNDERWRITING

          The Company and the underwriter have entered into an underwriting agreement with respect to the convertible notes being offered. Subject to certain conditions, the underwriter has agreed to purchase an aggregate of $350,000,000 principal amount of convertible notes.

         To the extent that the underwriter sells more than $350,000,000 principal amount of convertible notes, the underwriter has the option to purchase up to an additional $52,500,000 principal amount of convertible notes from the Company to cover such sales at the initial public offering price less the underwriting discount. It may exercise this option for 30 days.

         The following table shows the per convertible note and total underwriting discounts and commissions to be paid to the underwriter by the Company. Such amounts are shown assuming both no exercise and full exercise of the underwriter's option to purchase additional convertible notes.

                                            No Exercise       Full Exercise
                                            -----------       -------------
            Per Convertible Note               2.75%              2.75%
            Total                            $9,625,000       $11,068,750

         Convertible notes sold by the underwriter to the public will initially be offered at the initial public offering price set forth on the cover page of this prospectus supplement. Any convertible notes sold by the underwriter to securities dealers may be sold at a discount from the initial public offering price of up to 1.65% of the principal amount of the convertible notes. Any such securities dealers may resell any convertible notes purchased from the underwriter to certain other brokers or dealers at a discount from the initial public offering price of up to 0.01% of the principal amount of convertible notes. If all the convertible notes are not sold at the initial public offering price, the underwriter may change the offering price and the other selling terms.

         The convertible notes are a new issue of securities with no established trading market. In addition, the Company does not intend to apply for the convertible notes to be listed on any securities exchange or to arrange for the convertible notes to be quoted on any quotation system. The Company has been advised by the underwriter that the underwriter intends to make a market in the convertible notes but is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the convertible notes.

         The Company has agreed with the underwriter not to dispose of or hedge any of its common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of the underwriter. This agreement does not apply to any existing employee stock option, stock ownership or equity incentive plans or to exchanges or conversions of currently outstanding convertible or exchangeable securities.

         Certain executive officers of the Company (including the Chief Executive Officer and Chief Financial Officer) have agreed with the underwriter not to dispose of or enter into a hedge involving the disposition of any shares of common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 45 days after the date of this prospectus supplement, except with the prior written consent of the underwriter and except in certain other circumstances.

         In connection with the offering, the underwriter may purchase and sell convertible notes and common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriter of a greater number of convertible notes than it is required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriter's option to purchase additional convertible notes from the Company in the offering. The underwriter may close out any covered short position by either exercising its option to purchase additional convertible notes or purchasing convertible notes in the open market. In determining the source of convertible notes to close out the covered short position, the underwriter will consider, among other things, the price of convertible notes available for purchase in the open market as compared to the price at which it may purchase convertible notes through the overallotment option. "Naked" short sales are sales in excess of the option. The underwriter must close out any naked short position by purchasing convertible notes in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be a downward pressure on the price of the convertible notes in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of certain bids for or purchases of the convertible notes made by the underwriter in the open market prior to the completion of the offering.

         Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the convertible notes, and may stabilize, maintain or otherwise affect the market price of the convertible notes. As a result, the price of the convertible notes and common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriter at any time. These transactions may be effected in the over-the-counter market or otherwise.

         The Company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $400,000.

         The Company has agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933.

         In the ordinary course of their business, the underwriter or any of its affiliates have engaged and may in the future engage in general financing, banking and investment banking transactions with us and our affiliates for which they have been and will be paid customary fees.


                          VALIDITY OF CONVERTIBLE NOTES

         The validity of the convertible notes offered hereby will be passed upon for the Company by Orrick, Herrington & Sutcliffe LLP, San Francisco, California and for the underwriter by Sullivan & Cromwell, New York, New York.

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     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the attached prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement and the attached prospectus is an offer to sell only the convertible notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the attached prospectus is current only as of their respective dates.

                                --------------

                               TABLE OF CONTENTS
                             Prospectus Supplement

                                                                            Page
                                                                            ----
Prospectus Supplement Summary.............................................   S-3
Risk Factors..............................................................  S-10
Special Note Regarding Forward-Looking Statements.........................  S-14
Providian Financial Corporation...........................................  S-14
Selected Consolidated Financial Data......................................  S-25
Use of Proceeds...........................................................  S-28
Price Range of Common Stock and Dividend Policy...........................  S-28
Capitalization............................................................  S-29
Description of Convertible Notes..........................................  S-30
Material United States Federal Income Tax Considerations..................  S-46
Underwriting..............................................................  S-52
Validity of Convertible Notes.............................................  S-53


                                  Prospectus

Index of Terms............................................................     6
Available Information.....................................................     7
Incorporation of Certain Documents by Reference...........................     7
Providian Financial Corporation...........................................     8
The Financing Trusts......................................................     8
Use of Proceeds...........................................................     9
Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed
 Charges and Preferred Stock Dividend Requirements........................     9
General Description of Securities and Risk Factors........................    10
Description of the Common Stock...........................................    10
Description of the Preferred Stock........................................    11
Description of the Depositary Shares......................................    12
Description of the Debt Securities........................................    15
Description of the Warrants to Purchase Common Stock or Preferred Stock...    17
Description of the Third Party Warrants...................................    18
Description of the Warrants to Purchase
 Debt Securities..........................................................    19
Description of the Stock Purchase Contracts and Stock Purchase Units......    20
Description of the Preferred Securities...................................    21
Description of the Guarantees.............................................    21
Description of the Other Units............................................    24
Plan of Distribution......................................................    24
ERISA and Tax Considerations..............................................    26
Legal Matters.............................................................    26
Experts...................................................................    26

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                                 $350,000,000

                              Providian Financial
                                  Corporation

                        3.25% Convertible Senior Notes
                              due August 15, 2005

                                --------------

                        [Providian Financial Corp Logo]

                                --------------

                             Goldman, Sachs & Co.

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